INITIAL ANNUAL INFORMATION FORM

of

Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

April 26, 2005

ITEM 1:

PRELIMINARY NOTES

Documents Incorporated by Reference

Date of Information

Currency and Exchange Rates

Metric Equivalents

Forward-Looking Statements

Caution Regarding Adjacent or Similar Mineral Properties

Caution Regarding Reference to Resources and Reserves

Glossary of Terms

ITEM 2:

CORPORATE STRUCTURE

Name, Address and Incorporation

Intercorporate Relationships

ITEM 3:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Significant Acquisitions

Significant Dispositions

ITEM 4:

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Stage of Development

Specialized Skill and Knowledge

Competitive Conditions

Components

Business Cycles

Economic Dependence

Renegotiation or Termination of Contracts

Employees

Risk Factors

Mineral Projects

ITEM 5:

DIVIDENDS

ITEM 6:

DESCRIPTION OF CAPITAL STRUCTURE

General

ITEM 7:

MARKET FOR SECURITIES

Trading Price and Volume

ITEM 8:

ESCROWED SECURITIES

ITEM 9:

DIRECTORS AND OFFICERS

ITEM 10:

AUDIT COMMITTEE

ITEM 11:

PROMOTERS

ITEM 12:

LEGAL PROCEEDINGS

ITEM 13:

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ITEM 14:

TRANSFER AGENT AND REGISTRAR

ITEM 15:

MATERIAL CONTRACTS

ITEM 16:

NAMES AND INTERESTS OF EXPERTS

ITEM 17:

ADDITIONAL INFORMATION

ITEM 1: PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (“AIF”) are the following documents:

•

Consolidated Financial Statements and Management Discussion and Analysis of the Company for the year ended October 31, 2004

•

Management Information Circular dated March 15, 2005 in respect of the 2005 Annual General Meeting (“Information Circular”)

copies of which may be obtained online from SEDAR at www.sedar.com.

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this AIF is as of October 31, 2004 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.  The Company’s accounts are maintained in Canadian dollars.  All references to “U.S. dollars”, “USD” or to “US$” are to U.S. dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year Ended October 31
Canadian Dollars to U.S. Dollars	2004	2003	2002
Rate at end of period	US$0.8210	US$0.7584	US$0.6421
Average rate for period	US$0.7584	US$0.6939	US$0.6356
High for period	US$0.8225	US$0.7680	US$0.6654
Low for period	US$0.7141	US$0.6283	US$0.6179

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition.  Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Forward-Looking Statements

Certain of the statements made and information contained in this AIF and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its Pampa de Pongo and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of any mineral deposits that may be located, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of a feasibility study, political risks involving operations in Mexico, Argentina and Peru and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of exploration program, production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in this AIF as well as in the Management’s Discussion and Analysis incorporated by reference into this AIF.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements in this AIF include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, silver, copper and iron ore, the estimation of mineral reserves and resources, and the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth.  The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s disclosure filed with the securities regulatory authorities.  Readers are advised not to place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

The term “mineral reserve” used in the Company’s disclosure is a Canadian mining term as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) in Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The term “mineral resource” used in the Company’s disclosure is a Canadian mining term as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Glossary of Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

“adit”	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.
“Ag”	Silver
“alteration”	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions
“anomalous”	Departing from the expected or normal
“anomaly”

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value

“As”	Arsenic
“Au”	Gold
“bedding”	The arrangement of sedimentary rock in layers; stratification; also, the general character or pattern of the beds and their contacts within a rock mass
“breccia”	Angular broken rock fragments held together by a mineral cement or a fine-grained matrix
“Cardero Argentina”	Cardero Argentina, S.A., a wholly owned Argentinean subsidiary of the Company
“clastic”

Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock

“cm”	Centimetres
“Co”	Cobalt
“Common Shares”	The common shares without par value in the capital stock of the Company as the same are constituted on the date hereof
“conglomerate”

A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diam set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay

“Cu”	Copper
“dacite”	Igneous rock which is fine grained or volcanic equivalent of granodiorite and quartz dirorite.
“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is covered in long cylindrical sections, an inch or more in diameter.

“dike”	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks
“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane
“Director”	A member of the Board of Directors of the Company
“disseminated”	Fine particles of mineral dispersed throughout the enclosing rock
“distal”	Said of an ore deposit formed at a considerable distance (e.g. tens of kilometres) from the volcanic source from which its constituents have been derived
“drift”	A horizontal tunnel driven along or parallel to the strike of the orebody, for the extraction or exploration of minerals.
“epithermal”	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50-200° C, occurring mainly as veins
“felsic”	An igneous rock having abundant light coloured minerals, also, applied to those minerals (quartz, feldspars, feldspathoids, muscovite) as a group
“g/t”	Grams per metric tonne
“gneiss”	A foliated rock formed by regional metamorphism, in which bands or lenticles of granular materials alternate with bands or lenticles of minerals with flaky or elongate prismatic habit
“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock
“greywacke”	A dark grey firmly indurated coarse grained sandstone believed to have been deposited by submarine turbidity currents
“halo”	In geochemical prospecting, diffusion into surrounding ground or rocks of a sufficiently high concentration of the sought mineral to aid in its location.
“hydrothermal”	A term pertaining to hot acqueous solutions of magmatic origin which may transport metals and minerals in solution.
“ignimbrite”	The rock formed by widespread deposition and consolidation of ash flows and swift-flowing, turbulent gaseous clouds erupted from a volcano and containing ash and other pyroclastics
“intrusion”	The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed
“intrusive”	Of or pertaining to intrusion, both the process and the rock so formed
“IOCG”	iron oxide copper-gold
“km”	Kilometres
“m”	Metres
“mm”	Millimetres
“mafic”	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals
“magnetite”	A black, isometric, strongly magnetic, opaque mineral of the spinel group which constitutes an important ore of iron and is a very common and widely distributed accessory mineral in rock of all kinds
“manto”	A flat-lying, bedded deposit; either a sedimentary bed or a replacement, strata-bound orebody
“martite”	Hermatite occurring in iron-black octahedral crystals pseudomorphous after magnetite
“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase “reasonable prospects for economic extraction” implies a judgement by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable

“mineralization”	The concentration of metals and their chemical compounds within a body of rock
“MMC”	Minerales Y Metales California, S.A. de C.V., a wholly owned Mexican subsidiary of the Company
“National Instrument 43-101”/ “NI 43-101”	National Instrument 43-101 entitled “Standards of Disclosure for Mineral Projects”
“NSR”	Net smelter return
“Pb”	Lead
“porphyry”	An igneous rock of any composition that contains conspicuous phenocrysts (relatively large crystals) in a fine-grained groundmass
“PPB” or “ppb”	Parts per billion
“PPM or “ppm”	Parts per million
“pseudomorph”	A mineral whose outward crystal form is that of another mineral; it is described as being” after” the mineral whose outward form it has. Adj: pseudomorphous
“silicified”	Any rock to which silica has been added
“stockwork”	A mineral deposit consisting of a three-dimensional network of irregular veinlets closely enough spaced that the whole mass can be mined.
“strike”	The direction taken by a structural surface
“sulfide”	A mineral compound characterized by the linkage of sulphur with a metal, such as galena (PbS) or pyrite (FeS2)
“tailings”	The material that remains after all metals considered economic have been removed from ore during milling.
“TSXV”	TSX Venture Exchange
“tuff”	A general term for all pyroclastic rocks, may be consolidated or non-consolidated
“Zn”	Zinc

ITEM 2: CORPORATE STRUCTURE

Name, Address and Incorporation

Cardero Resource Corp. (“Cardero”) was incorporated under the Company Act (British Columbia) on December 31, 1985 under the name “Halley Resources Ltd.”.  The name was subsequently changed to “Rugby Resources Limited” on September 6, 1991, to “Euro-Ad Systems Inc.” on April 30, 1993, to “Sun Devil Gold Corp.” on July 3, 1997, and to “Cardero Resource Corp.” on May 18, 1999.  Cardero was transitioned under the Business Corporations Act (British Columbia) on January 13, 2005, and is now governed by that statute.

The office and principal business address of Cardero is located at Suite 1901 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, and its registered and records office is located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, B.C. V7X 1J1.

Intercorporate Relationships

The following corporate chart sets forth all of Cardero’s subsidiaries and their jurisdictions of incorporation.  Each of these subsidiaries is wholly owned by Cardero:

Throughout this document references made to the “Company” refer to Cardero and its consolidated subsidiaries, Cardero Argentina and MMC.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently holds or has the right to acquire interests in a number of mineral properties in Argentina, Mexico, and Peru.  The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the preliminary exploration stage.  All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization.  There are currently no identified mineral resources or mineral reserves on any of the Company’s mineral properties.

Over the past three financial years, the Company has focussed primarily on the acquisition and exploration of mineral properties in Argentina, Mexico and, more recently, Peru.  During the 2002, 2003 and 2004 financial years, the Company has entered into a number of option agreements to acquire properties in these countries that it believes have the potential to host large gold and/or silver deposits.  Some of these, such as the Condor Yacu and Providencia properties in Argentina and the La Zorra property in Mexico, have since been returned to the respective vendors, and the associated costs written off in light of disappointing exploration results.  Others, such as the Santa Josefina, La Encantada, El Coche, Santa Marta, Ursus, El Cirio 2, Ludivina, Ludivina 2 and Bonet concessions in Mexico and the Chingolo Property in Argentina, are currently being reviewed, and further work is not planned at this time.  In addition, the Company has specialized in identifying and acquiring potential IOCG deposits (referred to as “Olympic Dam” type deposits) and entered into option agreements to acquire a number of properties in Mexico and Peru that it believes are prospective for IOCG deposits.

In pursuance of these objectives, during this period the Company has entered into a number of agreements to acquire an interest, or the right to acquire an interest, in a number of properties, as follows:

Mexico

•

Pursuant to an agreement dated December 12, 2001 between the Company and a private Mexican company, the Company acquired a 100% interest in 6 mineral concessions located in Baja California State, Mexico in consideration of the issuance of an aggregate of 400,000 common shares of the Company.  The validity of this agreement is being challenged.  See “Legal Proceedings”.

•

Pursuant to an agreement December 1, 2002, the Company entered into a joint venture agreement (as amended by an agreement dated November 26, 2003) (the “Anglo Agreement”) with Anglo American Mexico, S.A. de C.V. (“Anglo”) whereby Anglo has agreed to acquire mineral concessions on behalf of the joint venture within Baja California State, Mexico, and expend, prior to December 1, 2006, USD 3,700,000 on acquiring and exploring such mineral concessions, as consideration for a 70% interest in the acquired mineral concessions and all mining rights appertaining thereto, and the right to be issued 70% of the initial equity interest in a Mexican subsidiary to be incorporated by Anglo and the Issuer to hold the acquired mineral concessions.  Certain concessions in which the Company holds an interest are also subject to the joint venture.  To date, Anglo has applied for, on behalf of the joint venture, approximately 190,500 hectares of exploration concessions in two blocks (the Main Alisitos Property Block and the Pilitas property) and has entered into option agreements to acquire an additional approximately 4,750 hectares of concessions from third parties.  Anglo is responsible for planning, funding and carrying out all work on the joint venture property until it has earned its interest.  See “Narrative Description of the Business – Mineral Properties – Baja IOCG Project” for more information.

•

Pursuant to an agreement dated September 9, 2002 between the Company and two Mexican individuals, the Company acquired a 100% interest in MMC, a private Mexican corporation that owns 8,055 hectares of mineral concessions situated in Baja California State, Mexico, in consideration of aggregate payments of USD 75,000 and the issuance of an aggregate of 225,000 common shares of the Company.  In addition to the above concessions, pursuant to an agreement made November 3, 2003, between MMC and a Mexican individual, MMC acquired a 100% interest in three mineral concessions covering 30 hectares upon payment of USD 45,000.

•

Pursuant to an agreement signed dated August 29, 2003 and accepted on September 3, 2003, as amended by an agreement dated October 1, 2004, between the Company and a private Mexican company, the Company can acquire a 100% interest (subject to a 2% NSR retained by the vendor) in the Franco Project, San Luis Potosi State, Mexico, upon payment to the vendor of an aggregate of USD 1,145,000 and incurring exploration expenditures on the property aggregating USD 1,050,000.  The obligation to incur not less than USD 250,000 in exploration expenditures is a firm commitment of the Company, and if the Company terminates the agreement before doing so, then the Company is required to pay to the vendor the difference between USD 250,000 and the amount of exploration expenditures actually incurred.  The Company can buy one-half (being 1%) of the NSR retained by the vendor at any time for USD 2,000,000.  The Company has not been able to carry out any work on this property due to access issues, which have only recently been solved.  At this time the Company has not yet determined when to proceed with its planned work program.

Argentina

•

Pursuant to an agreement dated November 12, 2004 between the Company and a private Argentinean company, the Company has the right to acquire a 100% interest, subject to a 0.5% NSR to the vendor, in the Cerro Juncal property, consisting of 2 mineral concessions (approximately 2600 hectares) in Salta Province, Argentina in consideration of payment to the vendor of the sum of USD 2,000,000 on or before the date that is 3 years after the Company commences exploration on the property.  Prior to the exercise of the purchase option, the Company is required to pay the vendor an aggregate of USD 360,000 in order to keep the purchase option in good standing.  The Company has the option to purchase the 0.5% NSR at any time for the sum of USD 1,000,000.  The Company will likely seek a joint venture partner for the exploration of this property.

•

Pursuant to an agreement dated April 25, 2004 between the Company and a private Argentinean company, the Company can acquire a 100% interest in the Mina Angela property, consisting of 44 mineral concessions in Chubut Province, Argentina, subject to a 1% NSR to the vendor, in consideration of aggregate cash payments to the vendor of USD 400,000.  The Company is required to carry out a program of work on the property as agreed between the vendor and the Company, but the extent and cost thereof have not yet been agreed.  The Company has the option to purchase the 1% NSR royalty from the vendor for the sum of USD 500,000 at any time.  The Company will likely seek a joint venture partner for the exploration of this property.

•

Pursuant to an agreement dated October 1, 2004 between the Company and an Argentinean individual, the Company purchased a 100% interest in the Organullo property, consisting of 8 mineral concessions in Salta Province, Argentina in consideration of the issuance of 70,000 Common Shares.  The Company is in the process of reviewing the available data and formulating a proposed work program for this property.

Peru

•

Pursuant to option agreements dated October 1, 2003 and October 23, 2003 between the Company and a private Peruvian company, the Company acquired mineral concessions covering approximately 30,000 hectares in Lucanas, Nazca and Caraveli Provinces, Peru, referred to as the Carbonera and Daniella properties.  Approximately 10,500 hectares of these concessions are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”).  The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR to Rio Tinto, by incurring USD 450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto USD 500,000 on or before August 22, 2007.  The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto pursuant to the underlying agreement, paying the vendor an aggregate of USD 120,000 (paid) and issuing an aggregate of 650,000 Common Shares to the vendor.  At this time the Company has only carried out basic reconnaissance work, and further activities will be dependent upon the results of work on the Pampa de Pongo property (see below).

•

Pursuant to an option agreement dated October 1, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in the Katanga property, consisting of approximately 9,560 hectares of mineral concessions in Chumbirilcas Province, Peru.  The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from a group of vendors comprised of 3 private Peruvian companies and two Peruvian individuals (“Underlying Vendors”).  The private Peruvian company has the right to acquire a 100% interest in the subject concessions in consideration of aggregate payments of USD1,900,000 over 5 years. The Company can acquire a 100% interest in the concessions by assuming the obligations of the private Peruvian company to the Underlying Vendors and making aggregate payments to the private Peruvian company of USD 501,000.  The Company is presently reviewing the available data and formulating a proposed program of work for this property.

The Company has also entered into an agreement to acquire an interest in the Pampa de Pongo IOCG property in the Marcona region of Peru.  See “Significant Acquisitions” and “Narrative Description of the Business – Mineral Properties – Pampa de Pongo Property” for further information on the Pampa de Pongo property.  The Company has also recently entered into agreements to acquire interests in the Cerro Atajo porphyry project in Argentina, and intends to commence an initial reconnaissance program in early May.  See “Significant Acquisitions” for details of the agreements with respect to Cerro Atajo.

In addition to being prospective for copper-gold deposits, IOCG deposits have potential to host significant iron ore deposits and, given the current prices for iron ore, the Company intends to evaluate the iron ore potential of any IOCG deposits it should encounter.  This is especially true of the IOCG prospects in the Marcona area of Peru, and, in particular, Pampa de Pongo

The Company continues to actively seek out, identify and acquire additional mineral properties which it believes have the potential to host significant gold and/or silver deposits or which it believes are potential IOCG deposits (in respect of both the copper-gold and iron ore potential).  While the Company intends to carry out much of the exploration work on its properties directly, the Company will also consider optioning or joint venturing its properties to other companies, and is negotiating a number of agreements in this regard.

Significant Acquisitions

Since November 1, 2003, being the commencement of the Company’s last completed fiscal year, the Company has entered into the following agreements with respect to significant acquisitions of mineral properties:

Pampa de Pongo Property, Caraveli Province, Peru

Pursuant to an option agreement dated February 2, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in mineral concessions covering 8 mineral concessions covering approximately 8,000 hectares in Carvelli Province, Peru.  The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from Rio Tinto in consideration of the payment to Rio Tinto of aggregate payments of USD 500,000 over four years.  The Company can earn a 100% interest in the property by assuming all of the obligations of the private company pursuant to the underlying agreement with Rio Tinto, paying USD 65,900.00 (for back taxes on the property) and USD 65,000.00 to the private company (paid) and issuing 70,000 Common Shares (issued).  All parties are at arm’s length to the Company

Cerro Atajo Project, Catamarca Province, Argentina

In order to acquire an interest in the Cerro Atajo project, consisting of 17 mineral concessions in Catamarca Province, Argentina, the Company has entered into two agreements involving Sociedad Minera Catamarquena de Economia Mixta (“Somicadem”), a governmental corporation owned as to 51% by the Province of Catamarca and 49% by two private Argentinean companies (the “Shareholders”).  Somicadem is the holder of the Cerro Atajo property.  The first of these agreements is with respect to the acquisition by the Company of the interest of the Shareholders in Somicadem and the second is with respect to the acquisition by the Company from Somicadem of the rights to explore and exploit the property itself.  All parties are at arm’s length to the Company.

Pursuant to the first agreement, dated August 24, 2004 (as amended by an agreement dated December 10, 2004), among the Company and the Shareholders, the Company has the option to acquire the 49% of the issued share capital of Somicadem from the Shareholders, together with all of the interest of the Shareholders in their existing Exploration, Exploitation and Mining Lease Agreements dated September 10 and 13, 1991 (collectively, the “Existing Lease”) with Somicadem relating to the Cerro Atajo property.  In order to exercise the option, the Company is required to pay the Shareholders an aggregate of USD 11,650,000, and issue 1,750,000 common shares to the Shareholders, as follows:

Payments

•

USD 300,000 upon the Company having completed its due diligence (as provided for below) following the Company having entered into a satisfactory amendment to the Existing Lease (which occurred, and the payment was made, on January 12, 2005);

•

USD 350,000 on or before January 12, 2006;

•

USD 1,000,000 on or before January 12, 2007;

•

USD 2,000,000 on or before January 12, 2008;

•

USD 3,000,000 on or before January 12, 2009;

•

USD 5,000,000 on or before January 12, 2010;

Share Issuances

•

100,000 common shares on or before January 12, 2006;

•

150,000 common shares on or before January 12, 2007;

•

500,000 common shares on or before January 12, 2008; and

•

1,000,000 common shares on or before January 12, 2009;

At the election of the Company, it can settle the obligation to issue some or all of the foregoing Common Shares by making payments to the Shareholders equal to USD 5.00 per share (up to USD 8,750,000 in total).

Pursuant to the second agreement, which is a modification agreement dated January 12, 2005 among the Shareholders, Somicadem and the Company to amend the Existing Lease, the Company has the right to carry out prospecting, exploration, development and exploitation activities at Cerro Atajo, and the option to enter into a 40-year mining lease.  In order to maintain the exploration rights and option to enter into a mining lease in good standing, the Company is required to complete the following:

Payments to the Province of Catamarca aggregating USD 550,000, as follows:

•

USD 50,000 on execution of the modification agreement (not yet paid);

•

USD 100,000 on or before January 12, 2007;

•

USD 100,000 on or before January 12, 2008;

•

USD 100,000 on or before January 12, 2009;

•

USD 100,000 on or before January 12, 2010; and

•

USD 100,000 on or before January 12, 2011;

Exploration expenditures of not less than USD 1,525,000 on or before January 12, 2011 (to be incurred in carrying out a prescribed program of work).

If the Company determines to proceed with the mining lease option (which must be exercised on or before March 12, 2011), then the Company will be required to make aggregate payments of USD27,000,000 to the Province of Catamarca, as follows:

•

USD 10,000,000 following a production decision and prior to the commencement of production; and

•

USD 17,000,000 during the first 2 years of production.

In addition, the Company will be required to pay to the Province of Catamarca a royalty consisting of 15% of the net profits realized by the Company from the exploitation of the property.  The agreements with respect to the Cerro Atajo Project remain subject to acceptance for filing by the TSXV.

Significant Dispositions

There have been no significant dispositions by the Company since November 1, 2003, being the commencement of the Company’s last completed financial year.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company currently holds, or has rights to acquire, a 100% interest in several mineral properties (subject, in certain cases, to net smelter return royalties payable to the original property vendors) in Argentina, Mexico and Peru.  The Company considers that the properties forming part of the Baja IOCG Project joint venture with Anglo in Mexico, and the Pampa de Pongo property (part of the Marcona IOCG Project in Peru), are its material mineral properties at the present time.

Stage of Development

The Company is in the exploration stage and does not produce, develop or sell any products at this time, nor do any of its current properties have any known or identified mineral resources or mineral reserves.  The progress on, and results of, work programs on the Company’s material mineral properties is set out in the Mineral Projects section of this AIF.  The Company does not propose any method of production at this time.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting.  While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

Competition in the mineral exploration industry is intense.  The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Components

All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in Canada, Argentina, Mexico and Peru.  The Company has secured personnel to conduct its contemplated programs.  Over the past 18 months the increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel.  It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period.

Business Cycles

The mining business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Employees

As of October 31, 2004, the Company had 4 full-time employees and no part-time employees.  The Company primarily relies upon consultants to carry on many of its activities and, in particular, to supervise work programs on its mineral properties.

Risk Factors

In addition to those risk factors discussed elsewhere in this AIF, the Company is subject to the following risk factors:

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no known ore body on any of the Company’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Acquisition of Mineral Concessions under Agreements:  The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its shares of ongoing expenditures.  The Company does not presently have the financial resources required to make all payments, and complete all expenditure obligations, under its various property acquisition agreements.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to generate, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title and Access Matters:  The acquisition of title to mineral concessions in Mexico, Peru and Argentina is a very detailed and time-consuming process.  Title to and the area of mineral concessions may be disputed.  While the Company has diligently investigated title to all mineral concessions in which it has an interest and, to the best of its knowledge, title to all such concessions is in good standing, this should not be construed as a guarantee of title.  Title to the concessions may be affected by undetected defects such as aboriginal or indigenous people’s land claims, or unregistered agreements or transfers.  The Company has not obtained title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest has been surveyed, and their actual extent and location is in doubt.  In many areas, the rights of surface access to the ground subject to mineral concessions, either for exploration or development, must be negotiated with various governmental authorities, surface owners, landholders, co-operative associations or aboriginal or indigenous peoples.  There can be no guarantee that the Company will be successful in obtaining any required surface access, and the inability to do so could result in the Company being unable to explore and/or develop a particular concession or property.

No Assurance of Profitability:  The Company has no history of earnings and due to the nature of its business there can be no assurance that the Company will be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its equity shares, short-term high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious metals which is influenced by many factors including changing production costs, the supply and demand for precious metals, the rate of inflation, the inventory of precious metal producing corporations, the political environment and changes in international investment patterns.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the acquisition, exploration and development of all of its planned acquisition, exploration and development programs.  Future property acquisitions and the development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing, short or long term borrowings or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.

Foreign Countries and Political Risk:  The Company’s principal properties are located in Peru, Argentina and Mexico where mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in those countries.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect it business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (ii) the ability to produce minerals; (iii) the ability to attract and retain additional key personnel in sales, marketing, technical support and finance; (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.

Currency Fluctuations:  The Company maintains its accounts in Canadian and U.S. dollars and Argentinean and Mexican pesos, making it subject to foreign currency fluctuations.  Such fluctuations may materially affect the Company’s financial position and results.

Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied and may continue to rely, upon consultants and others for operating expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Financing Risks:  The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Environmental and other Regulatory Requirements:  The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks:  The mineral reserve and resource estimates included in this Annual Information Form are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of Canada.

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company competes with other companies which have greater resources.

Mineral Projects

Main Alisitos Property Block, Baja IOCG Project, Mexico

Information in this AIF regarding the Main Alisitos Property Block to the Baja IOCG Project is based on information provided by a technical report dated November 18, 2004 entitled “Report on the Main Alisitos Property Block, Baja California Norte, Mexico” (the “Main Alisitos Report”) prepared by James M. Dawson, P.Eng. (“Dawson”), a “qualified person” under NI 43-101  Readers are encouraged to review the entire Main Alisitos Report which is filed on SEDAR at www.sedar.com.

Property Description and Location

The Main Alisitos Property is located in the south-central portion of the state of Baja California Norte (“B.C.N.”), Mexico.  It is situated roughly 250 km south-southeast of the city of Ensenada and about 300 km south of Mexicali, the capital of Baja California Norte.  It is centered about geographic co-ordinates 3290000 North and 680000 East.

The property comprises an irregular, elongate block about 90 km long (NW-SE) by an average of 20 km wide (SW-NE).  This area is covered by six concessions owned directly by Anglo and four concessions owned by the Company, all of which are subject to the Anglo Agreement.  An additional four concessions are subject to an option to purchase agreement between Anglo and a private Mexican owner, which are also subject to the Anglo Agreement.  The total size of the Main Alisitos Property block is 191,343.6 hectares.

Pertinent concession data is as follows:

(a)

Concessions held directly by Anglo

Name	Expediente No.	Numero de Titulo	Size
Cartabon	02/6759	in process	32,872.8 Ha.
Guayaquil	02/6766	221273	68,964.3 Ha.
El Cuervito	02/6766	221273	24,290.0 Ha.
Aguililla	02/6770	220631	2,000.0 Ha.
Guayaquil Poniente	02/6796	In process	11,200.0 Ha.
Guayaquil Oriente	02/6795	In process	42,846.0 Ha.

(b)

Concessions held directly by the Company

La Sirena	02/6610	212821	325 Ha.
Esperanza	02/6709	217873	3750 Ha.
San Fernando	02/6733	219231	350 Ha.
Esperanza 2	02/6709	217874	0.48 Ha.

(c)

Concessions optioned by Anglo from third parties

La Mision	02/6446	206621	100 Ha.
Picale	02/6451	210588	600 Ha.
Yecenia	02/6589	212791	200 Ha.
Yecenia 2	02/6717	218111	3,845 Ha.

All of these concessions are registered with the Mexican Mining Agency office in Ensenada, B.C.N.  To the Company’s knowledge all legal requirements have been fulfilled according to Mexican law and the option agreements with third parties are in good standing.

The bulk of the Main Alisitos Property Block is located within a protected area known as “Valle de los Cirios”.  Special permission must be obtained, and an environmental impact statement filed, prior to carrying out any advanced exploration (i.e. drilling).

Accessibility, Climate, Infrastructure and Physiography

The Main Alisitos Property is accessible by road from the cities of Ensenada, B.C.N. or San Diego, California U.S.A..  They are respectively 250 and 370 km by paved road from the centre of the property and driving times are 5.5 and 7 hours respectively.  The main Transpeninsular Highway leads south from Ensenada for about 280 km to the northwest corner of the property.  It crosses the property and roughly parallels it for about 80 km.  A series of poor to good quality gravel roads lead southwest from the paved highway to the principal areas of interest.  Portions of the western and east-central parts of the concessions do not have road access and hence must be visited by long traverses on foot.

The majority of the state of Baja California Norte is characterized by a desert climate and by scarce rains.  In the area of the subject property it is described as very dry and hot.  The average yearly temperature averages between 16 and 20°C although daily temperatures in excess of 40°C are common in summer months.  Annual precipitation is less than 100 mm; however, this generally arrives in short violent storms occasionally producing flash floods.  Vegetation in this region consists of a large variety of cactus and low brush.  Locally the brush can be quite dense with clumps of Palo Verde trees along many of the dry water courses.

Infrastructure in the immediate area of the property is virtually non existent.  There are a few subsistence ranches and small truck stops on the highway but the closest centre with minimal support services is the town of El Rosario located about 50 km to the northwest.  The city of Ensenada is located about 4 hours by car to the north and has all major support facilities.  There is no scheduled air service south of San Diego and Tijuana.

The property lies within the physiographic sub-province known as the Sierras de Baja California Norte which is the southern extension of the Sierra Nevada of the western U.S.  Topography within the immediate area of the property varies from gentle to locally steep with elevations varying from 250 to 750 m above mean sea level.

History

Exploration history is poorly documented for the state of Baja California Norte.  A number of small vein showings and placer occurrences were worked in an artisanal fashion in the 18th and 19th Centuries but serious modern exploration has been practically non-existent.  The most significant base metal deposit in the state is the El Arco copper deposit (700 million tonnes grading 0.7% Cu) located near the border with Baja California Sur.  The San Felipe Mine of Frisco Corporation is a small underground epithermal gold system located on the gulf of California.

On the subject concessions, most obvious copper or massive iron deposits have small prospect pits.  In a few cases, e.g., San Fernando, Picale and Santa Maria, shallow shafts or adits have been driven on the more prominent mineralized zones.  The most developed of these prospects is San Fernando, where initial development was begun by monks from the nearby San Fernando Mission in the late 1700’s.  Development was reportedly continued by a French company in the early part of the 19th century and by an English company in the latter part of the 1800’s.  A small smelter (50 tonnes/day) was reportedly commissioned in the early 1900’s but only worked until 1907.  At that date, the San Fernando main shaft  was reportedly at least 140 m deep and the Inglesa shaft (located 200 m to the north) at least 120 m deep.  Both shafts reportedly had drifts on several levels with a total of about 800 m of underground workings.  All development and mining ceased in 1907 due to deteriorating conditions in Mexico and the onset of the revolution.  No further work is recorded although there is evidence of at least one drill hole near the main shaft.  It is estimated that roughly 5000 tons was extracted from these workings, a portion of which was actually smelted on site.

Early work by the Consejo de Recursos Minerales (“C.R.M.”) in Baja California Norte recorded a number of iron occurrences and in the early 1950’s the C.R.M. and the United Nations completed a study on the potential for economic iron occurrences in the state.  Approximately 40 occurrences were located and it was noted that some had associated copper mineralization.

In 1999, it was recognized that many of the iron occurrences in Baja California Norte had similarities to those in the Coastal Iron Belt of Chile and regional prospecting for IOCG deposits commenced.  Cardero became involved in this effort in 2001 and entered into an agreement with Anglo in late 2002.  Since that time Anglo has pursued an aggressive program of regional exploration which has led to the acquisition of several properties most of which are now contiguous and are collectively known as the Main Alisitos Property Block.

During 2003, Anglo carried out regional and detailed geological mapping and prospecting as well as geochemical and geophysical surveys on the Main Alisitos Property.  In late 2003, a combined airborne magnetic and radiometric survey was completed.  Results of that survey are currently being ground truthed and integrated with the results of detailed mapping, satellite imagery, as well as structural and alteration interpretations to prioritize targets for drilling.

Regional Geological Setting

The Mesozoic of Baja California represents a long lived convergent margin comprised of intermediate to acidic volcanic and subsidiary sedimentary rocks that accumulated in subaerial and shallow-marine settings under extensional tectonic conditions – the Alisitos Arc.  Arc formation was broadly coeval with batholith emplacement, with the westernmost plutonic complexes interpreted as being intruded during the regional extension.  Additional plutonism, the Eastern Complex, took place during the Mid-Late Cretaceous following regional-scale tectonic inversion and the onset of compressive tectonic conditions.

The Mesozoic lithologies are comprised of bimodal cal-alkaline andesite – dacite to rhyolite flows, pyroclastics and breccias with interbeds of volcaniclastic sandstone, siltstones and massive Aptian – Albian reef limestones deposited in deep to shallow, marine to non-marine environments under extensional tectonic conditions.

Post-batholith lithologies along the west coast of Baja California Norte, the area of interest here, Upper Cretaceous to Eocene marine clastic strata, the Rosario Formation, was largely derived from and rests unconformably on the Alisitos Arc.

Mineral Deposit Type

The Alisitos Arc assemblage of Baja California Norte is a recently recognized IOCG belt having many similarities to coeval, linear volcanic belts in southern Peru and north-central Chile.  While there are three “end member” tectonic environments recognized for this deposit type, the occurrences in Chile, Peru and Mexico are related to extension along a subduction-related, continental margin.

As is inherent in the name, these mineral occurrences are generally associated with large quantities of iron oxides either as magnetite or hematite with varying amounts of copper and gold and occasionally anomalous to recoverable amounts of other metals such as Ag, Co, Ni, As, Mo, U and rare earth elements.  IOCG deposits are localized along high to low angle faults which are generally splays off major, crustal-scale faults.  The source of metals in IOCG systems is a dominantly oxidized wall rock package.  Metals are transported by oxidized, saline, hydrothermal systems.  The energy required to drive these systems is provided by igneous activity and, while a close spatial association with plutonic bodies is not always present, there is more frequently an association with dioritic stocks and smaller plugs.

IOCG deposit morphology is variable and dictated in part by lithological and structural parameters.  Deposits can occur as veins, hydrothermal breccias, replacement mantos, shear zones and skarns or (larger) composite deposits combining all of these types.

Property Geology and Mineralization

(a)

Cartabon Concession

The Cartabon concession is predominantly underlain by Alistos Group volcanic rocks which contain a number of narrow limestone bands.  An outlier of older metamorphic rocks is exposed in the northwest corner of the property.  These units are intruded by intermediate to acid granitic rocks of the Peninsular Ranges Batholith.

The Cretaceous age Alisitos Group rocks are predominantly andesitic to basaltic tuffs, flows and breccias.  Dark to medium grey, potash feldspar phenocryst-rich, andesitic lapilli and ash tuff with minor lithic fragments is the most common rock type.  Resistant weathering, dark grey to brown basaltic flows form prominent ridges and locally display hyaloclastic textures.

Brittle, resistant, white-weathering, laminated, micritic limestone interbedded with green-grey siltstone and volcaniclastic beds define a northwest-southeast elongated belt of tightly folded rocks with steeply dipping beds sub-parallel to a well developed cleavage.  Beds with abundant deformed crinoidal fossils and molds occur in the southeastern portion of the Main Alisitos Property Block.

Undeformed, medium to fine grained, mesocratic, quartz diorite to quartz monzonite of the Peninsular Ranges Batholith intrudes the volcano-sedimentary sequence.  These plutons display a characteristic weathering pattern forming large rounded boulders on moderate to steep slopes.

The main structural grain of the area is defined by property-scale, northwest-southeast trending, tight symmetrical, steeply inclined, isoclinal folds affecting limestone and volcanic rocks of the Alisitos Group along the central portion of the property.  Large scale folds have wavelengths in the order of 2 km and are associated with a fairly well developed axial planar cleavage.

Steeply dipping, east-northeast and north-south trending faults cross-cut the Alisitos Group rocks and the younger plutonic rocks and are interpreted as normal faults with relatively minor displacements.

There are abundant mineral occurrences to the northwest, west and south of the Cartabon concession but only a few showings are noted on the concession itself.  There are several large, northwest trending zones of intense bleaching, kaolinite-silica-sericite +/- pyrite alteration which appear to be proximal to parallel, northwest trending faults.  No copper mineralization was noted in these zones.

Massive hematite-magnetite-silica float was encountered in several locations throughout the property.  To the east of Cerro Blanco, a magnetite-hematite-silica replacement body outcrops.  It is approximately 2 m thick and can be traced for a strike length exceeding 300 m.  No associated copper mineralization was observed.

(b)

San Fernando Property

Most of the property is underlain by a flat-lying sequence of shallow marine, volcanic and sedimentary rocks of the Middle Cretaceous, Alisitos Group.  The sequence includes a lower section of andesitic to dacitic tuffs, flows and coarse volcanic fragmentals overlain by an upper section consisting of mainly amygdaloidal andesitic and basaltic flows with small limestone reefs.  The total sequence is about 800 m thick.

Granodiorite, monzodiorite, diorite and felsic dikes and sills of the Upper Cretaceous, Peninsular Ranges Batholith intrude the Alisitos rocks along the northern and eastern edges of the map area.  Apart from a few areas of minor alteration, intrusive units are fairly fresh.  There are no obvious thermal metamorphic effects adjacent to intrusive contacts.

Poorly consolidated sandstone and conglomerate of the Upper Cretaceous, Rosario Formation unconformably overlies the Alisitos rocks and the intrusive units in the southern and eastern portions of the property.  Units of the Rosario Formation are mainly recessive and typically covered by coarse sandy gravels.  A distinctive, thin caliche layer often marks the basal contact.  The Rosario rocks appear to be a thin cover, generally less than 50 m thick.

Mineralization on the San Fernando property occurs in flat-lying to steeply dipping shear zones and sheeted breccias that cut Alisitos volcanics and the Peninsular intrusives.  Mineralization consists of specular hematite, magnetite (commonly altered to martite) pyrite, chalcopyrite and chalcocite within lenses, breccias, veinlets, fractures and massive manto-like replacement zones.  Mineralization is extensively oxidized to a depth of at least 20 m.

Fifteen individual showings have been mapped on the property.  Most are less than one metre wide and traceable for only a few tens of meters.  The San Fernando and El Gato deposits are up to four m wide (thick) and have been traced along strike for several hundred meters.

Alteration within the mineralized zones consists of fine to medium grained intergrowths of actinolite, tremolite, tourmaline, quartz, epidote, chlorite, biotite and potash feldspar.  Weaker, propylitic alteration occurs adjacent to some of the zones.  Some zones exhibit more than one phase of deformation, alteration and mineralization.

Unoxidized mineralization on the mine dumps consists of magnetite, hematite, pyrite, chalcopyrite, local chalcocite and possibly energite associated with tourmaline, quartz, epidote, chlorite, actinolite, biotite and potash feldspar.  Mineralization occurs in the matrix of breccias, in breccia fragments, as disseminations, in fractures and veinlets and semi-massive, hematite-magnetite-sulfide-quartz-tourmaline lenses.  The degree of mineralization is variable and generally related to the intensity of fracturing and brecciation.

The El Gato showing is hosted in andesites and consists of a 2.5 to 3.0 m thick shear zone that dips 32 degrees to the south, parallel to bedding.  A large cut exposes the eastern end of the zone.  In the central part of the cut, the zone is a soft, sheeted breccia composed of a granular mixture of quartz, specularite, magnetite, secondary copper oxides, geothite, limonite and minor tourmaline in a sheared, altered (clay-feldspar-tremolite-quartz) matrix.  The zone has a soft, clay altered footwall.  The immediate hanging wall is a weakly mineralized shear.  Above that, the hanging wall is fractured and bleached but not strongly altered.  In the cut, the zone grades laterally to the west into sheared andesite with secondary copper oxides and only minor limonite, specularite and magnetite (martite).  The zone appears to weaken rapidly to the east and fades into a diffuse zone of bleached, fractured andesite that extends a few hundred m to the east.

Up dip from the cut, the zone grades rapidly into a layer (manto) of massive magnetite (martite).  The layer was traced along the surface to the west over a strike length of about 300 m.  Along this extension there is no real evidence of shearing.  Mineralization parallels bedding and consists of a 2 to 3 m thick zone of compact, fine grained, massive magnetite (martite) with only trace amounts of copper.  The hanging wall and footwall are fresh green andesite.

Iron oxide-copper mineralization at all the showings on the San Fernando property is associated with anomalous to highly anomalous levels of Au, Mo, Cu, B and P and locally anomalous levels of Pb, Zn, As, Ag, Ni and U.  At the El Gato workings two samples across the width of the mineralized zone averaged about 1.5% copper and 500 PPB gold over 2.5 m.  At the main San Fernando workings eight composite samples from the main dumps averaged about 1.0% copper and 500 PPB gold.

The aeromagnetic survey completed over the Main Alisitos Property Block in late 2003 shows a strong magnetic anomaly which overlies the main areas of mineralization at the San Fernando property.  It has been modeled as an irregular south-dipping sheet-like body which could have dimensions of roughly 4000 m east-west by 2000 m north-south and an average thickness of about 100 m.  A ground, gravity survey outlined an anomaly which is roughly coincident with the strongly magnetic feature.

(c)

Picale Prospect

Detailed geological mapping at the Picale property has defined a generally shallowly northwest-dipping succession less than 1000 m thick composed of ignimbrite sheets and tuffaceous rocks that are highly altered.  The sequences can be divided into a lower andesite tuff series and an upper tuff series separated by a main, felsic, ignimbrite flow unit which averages about 250 m in thickness.  An upper sequence of silicified ignimbrate overlies the upper tuff series at the far north end of the mapped area.  All of these rocks are intruded by granodiorite and lesser diorite of the Peninsular Batholith suite.

A large hydrothermal system was recognized at Picale and is characterized by major zones of alkali feldspar flooding, pervasive silification, intense biotitization with disseminated magnetite, zones of tourmalinization as well as disseminated and veined specularite.  Within these alteration packages, specific structurally controlled replacement zones occur made up of iron rich actinolite, pyroxene, red-brown garnet and tremolite that are related to copper mineralized iron oxide manto deposits.  Within the upper tuff series, near its base, a main belt of mineralized iron oxide mantos extends for more than 5 km and includes nearly 20 occurrences.

Near the south end of the concession area at a deeper stratigraphic level, the South Picale Fault appears to focus mineralization.  The fault intersects a deep-seated, north trending regional feature known as the Arroyo Esmeralda Fault Zone lying along the west contact of the main intrusive body.  Intensely altered zones and scattered copper occurrences are indicators of past metal-bearing, hydrothermal fluid activity along the South Picale Fault.

Near the north end of the currently mapped area, large intense zones of silicification with abundant disseminated pyrite and scattered copper occurrences were mapped in the upper stratigraphic ignimbrite sheets and are controlled by major north-trending structures.  At Copper Canyon, silicification with abundant pyritization and about a dozen copper oxide occurrences was mapped over a 950 m distance along the canyon.  This appears to be a much higher level, metallogenic setting and the relationship to the iron oxide-dominated copper occurrences further south is not known at this time.

The copper bearing iron oxide mantos are hosted dominantly in tuffaceous and ignimbrite rocks and range in thickness from 30 cm to more than 4 m as texture-destructive, replacement deposits composed dominantly of varying proportions of magnetite, specularite and mushketovite (magnetite after specularite).  The main iron oxide belt can be traced for more that 5 km and occurs at a constant stratigraphic position near the base of the upper tuff series.  Near the centre of this belt there are multiple iron oxide mantos which occur over an approximate 100 m stratigraphic thickness.  Grab samples and chip samples at the copper-bearing, iron oxide mantos range up to 5% copper but gold values are generally low.  However, a number of samples returned values in the 300 to 500 PPB range with a maximum value recorded of 2.4 g/t gold.

(d)

Guayaquil Concession

Within the mapped area of the Guayaquil Concession, bedrock geology consists of a complex package of Alisitos volcanic rocks and lesser sediments which have been intruded by northwest trending, mafic sills or northeast trending, felsic dikes and fairly large, coarsely crystalline, tonalite plutons.  In the south and southwest these older units are overlain unconformably by post-mineralization, Rosario conglomerate and arkosic sandstone.

The Alisitos Formation consists of three main successions from the base upwards: (1) rhyolitic debris flows, (2) basaltic andesite flows and intercalated epiclastic rocks and (3) dacitic volcanic and epiclastic rocks with intercalated limestone.

In this region, the base of the Alisitos Formation is represented by a section of chaotic debris flows at least 100 to 150 m thick.  There are a few isolated felsic flow domes in the section but 90% of the unit is fragmental.  Clastic facies within the unit vary from: moderately well sorted greywackes (10%), reworked, poorly sorted, lapilli tuffs (20-30%) and unsorted debris flows with blocks and rafts of felsic volcanic rocks.

Basaltic andesite lavas and epiclastic rocks conformably overlie the rhyolitic debris flows.  Flows dominate at the base of the unit; individual flows are roughly 5 to 20 m thick and are commonly intercalated with interflow sediments.  The rocks are aphyric to weakly feldspar phyric and fresh surfaces are medium grey in colour.  Epiclastic rocks are more common in the eastern part of the outcrop area of this unit.  In this area, they occur as re-worked subangular, fragment-supported breccias, locally intercalated with tuffs and greywackes.

Dacitic volcanic rocks are locally intercalated with, but largely overlie the basaltic andesites.  This unit is roughly 200 m thick and mainly occurs in the north and northeasterly part of the map area.  Facies within the dacitic pile are highly variable and range from viscous, flow dome complexes to juvenile deposits of poorly sorted, lapilli tuff and medium bedded, moderately sorted, epiclastic deposits comprised of dacitic fragments.  The epiclastic facies is commonly intercalated with limestone and was probably deposited close to sea level.

At the start of the exploration on this concession, there were a number of known IOCG related occurrences in the area, e.g., La Fortuna, Reina de Fierro, Evangelina, Luciana and Provedencia, however a number of new prospects were discovered during the course of the work program.

The El Encanto Mega Fault is a deep, northeast trending structural zone clearly apparent on satellite images and which is located between the Julio Cesar workings and the Rio El Encanto.  The southern 70% of the zone occurs in almost flat lying basaltic flows and epiclastic rocks and the northern 30% juxtaposes basalts to the northwest against dacitic epiclastic rocks to the southeast.  The mega fault is actually two faults that bound an area about 100 to 150 m wide where most of the known mineralization occurs.

Alteration and mineralization along the fault are poorly defined at present because of poor exposure and lack of old workings.  Much of the trace of the structure underlies alluvial cover.  In general the fault is locally associated with broad zones of epidotization where up to 80% of the host rock can be replaced by epidote.  These zones seem to be somewhat distal as only disseminated copper oxides at times occur with the epidote.  Closer  to the fault the rocks are commonly altered to quartz, chlorite and/or sericite and locally show signs of cleavage development.  The ore minerals are specularite and bornite (now mostly oxidized to chrysocolla and brochantite).  Magnetite does not seem to be part of the mineralization assemblage (at least on surface).

A total of 15 rock samples were taken from surface showings on the El Encanto Mega Fault north of the Julio Cesar showings.  These samples averaged 4.5% Cu, 21.4 g/t Ag, 42 ppb Au and 6.6% Fe.

Manto El Tildio is actually a float trail of copper rich boulders which is 450 m long and occurs in the bottom of a valley west of the northern extent of the El Encanto Mega Fault.  The mineralized float consists of intensely recrystallized quartz-epidote-magnetite rock with chrysocolla and brochantite both in the rock matrix and in fractures.  A few relatively unoxidized crystals of bornite are preserved in less weathered rocks.  Five samples of float averaged 3.0% Cu, 22.5 g/t Ag, 32 ppb Au and 5.3% Fe.

Manto La Bocana is a complex, metasomatic zone whose limits are at present poorly defined.  It is comprised of a series of breccias and veins of quartz-magnetite-sulfide which can be up to 5 m wide and several hundred m long.  Some contain minor disseminated chalcopyrite and a few percent finely crystalline magnetite  Two samples cut across the main body of the manto averaged 1% Cu and 31.6% iron across an average width of 4 m.  A third sample was cut across the hanging wall and returned a value of 2.5% Cu and 25.4% Fe across 5 m.

A potentially significant 13 km long fault zone known as the Deep REE Fault is located in the northeast part of the map area.  The fault itself is marked by rusty, silicic alteration and is at least locally mineralized.  There are two small prospects almost directly on the structure at 680600E and 3282100N.  These contain mostly magnetite with minor copper values and elevated values in Ce, Co, Pd, Pt and Y.  No prospecting has been done along the fault beyond the two small showings.

The Creston Verde occurrence is located on a fault which parallels the Deep REE Fault about 500 m to the north.  The zone trends northwesterly and dips moderately to the southwest.  It has not been traced beyond the discovery outcrop.  The zone has been totally oxidized at surface and consists of goethite, quartz and brochantite.  A 5 m chip sample cross the zone assayed 6.3% Cu and 12.5% Fe.  The zone remains open in both directions along strike.

The Manto Amargosa occurrence is located about 2 km north of the Creston Verde showing.  At present it is poorly defined.  The showings are best exposed in a series of outcrops along a southwest draining arroyo.  Here varying amounts of magnetite, specularite, pyrite and chalcopyrite are found as clasts and replacements in a fine to coarse grained dacitic tuff and volcaniclastic sequence.  The mineralization can be traced in the stream bed for about 450 m and above this level it is oxidized with varying amounts of secondary copper minerals.

The dimensions of the zone are unknown as detailed mapping has yet to be completed.  Some parts of the zone appear to have resulted from the weathering of some other primary source however this sequence is cut by later veins of specularite and magnetite as well as basic dikes.  The most intensely mineralized area occupies an area roughly 20 m x 50 m in the stream bed.

The Fortinas Breccia Zone is located about 4 km southeast of the Manto Amargosa showings.  The breccia zone strikes north-northeasterly and appears to be about 75 m wide.  It has been developed by three small adits that follow high grade zones within the breccia.  The zone can be traced for about 150 m after which it is covered by overburden in both directions.  The mineralization is hosted in poorly bedded, maroon weathering intermediate epiclastic tuffs.  In the vicinity of the breccia zone the tuffs are pervasively altered to a green chlorite rock.  In the mineralized zone this rock is brecciated and contains malachite, jasper and calcite.  Two samples taken from dumps near the larger adits averaged 6.8% Cu, 16 g/t Ag and 11% Fe2 O3.

The Reina de Fierro occurrence is located about 5 km east-southeast of the small village of Santa Catarina.  It consists of a conformable magnetite-hematite occurrence hosted by volcaniclastic sediments.  The iron oxide horizon is about 15 m thick but appears to be faulted off in both directions as it cannot be traced more than 75 to 100 m.  It contains no copper and is apparently totally barren of any indicator metals.

There are a number of small vein type occurrences scattered throughout the map area and several have small sets of workings.  They have locally high grade copper values and occasionally interesting silver and gold values.  However they have no potential for size.

(e)

Aguilillo Property

The property is underlain mainly by Alisitos volcanics intruded by two local areas of biotite granite of the Peninsular Batholith.  The Alisitos section has been subdivided into a lower sequence of rhyodacite volcanics overlain at least locally by a series of basaltic andesites and capped by a unit consisting of dacitic volcaniclastic and epiclastic rocks.  A small felsic dome located in the northwestern part of the map area is probably coeval with the lower rhyolitic to rhyodacitic volcanics.

At the Aguilillo property IOCG mineralization is associated with a series of northeast trending vein and shear zones most of which have been explored by a variety of small scale surface and underground workings.

The Santa Maria I Vein can be traced on surface for about 1200 m and varies from 0.5 to 2 m wide.  The actual vein zone is quite variable and can grade from massive magnetite to a mixture of semi massive to veinlets of magnetite with enclosed wall rock, calcite and potash feldspar and varying amounts of specularite, chrysocolla and copper carbonates.  Three samples were taken from dumps at some of the larger workings.  They averaged 12.9% Cu, 15.4 g/t Ag, 2.6 g/t Au and 20% Fe with elevated values in As, Co and Mo.

The Santa Maria II Vein is parallel to Santa Maria I and located about 200 m to the west.  At its north end the vein is a 1 m wide zone of intergrown magnetite, calcite and euhedral potash feldspar crystals in a propylitic alteration envelope.  About 500 m further south the vein was mined by an open cut which is about 150 m long.  Within the mined out area, the vein is 1 to 4 m wide and consists of a central zone of pervasive silicification and hematization that has been overprinted by a later stage of potash feldspar plus magnetite plus chrysocolla.  Two samples were taken from ore piles next to the vein and averaged 6.7% Cu, 3.5 g/t Au, 11.3 g/t Ag, 0.5% Zn and 16.5 % Fe.

Veta Atrevesada is poorly exposed but can be traced for about 300 m to the south of Santa Maria I vein.  The vein averages approximately 1.0 m wide and consists of magnetite and specularite with scattered chrysocolla, atacamite and possibly native copper.  This vein tends to be more deeply weathered than surrounding veins.  Magnetite may be altered to earthy hematite (sometimes with native gold).  Specularite is typically altered to dense, acicular masses of goethite.  Two samples taken from dumps near surface workings averaged 3.7% Cu, 37.3 g/t Ag, 2.0 g/t Au and 18.6% Fe.

The Christina vein is located about 400 m west of Santa Maria II vein.  It can be traced intermittently for about 1400 m and where exposed consists of a zone of about 1 m wide of hematite, chrysocolla, siderite and calcite.  A grab sample from a mineralized outcrop of the vein assayed 5.2% Cu, 5.5 g/t Au, 4.0 g/t Ag and 33% Fe as well as elevated values in As, Co, Mo, Pb and Zn.

The Corallitos vein is located about 1 km northwest of the Christina vein and is parallel to it.  Although it is poorly exposed, it is estimated to be at least 300 m long and up to 10 m wide.  There appears to be a central zone of massive magnetite with chrysocolla and atacamite roughly 4 m wide.  To either side, this massive zone grades into stringer mineralization.  Two samples were cut across the 4 m wide central massive magnetite  zone.  They averaged 4.1% Cu, 0.4 g/t Au, 5.6 g/t Ag and 20% Fe as well as anomalous values in As, Co, Mo, Pb and Zn.

A further 1 km northwest of the Corallitos vein there are two zones of specularite and potash feldspar veining in andesitic volcaniclastic rocks.  These trend roughly north-northeast and dip steeply.  The easternmost showing is characterized by abundant crystalline epidote and actinolite alteration and may be as much as 10 m wide.  A sample cut across the central part of the zone assayed 778 ppm Cu, 725 ppm Zn and 8.3% Fe.  The westernmost showing is a 10 to 15 m wide zone of propylitic alteration with up to 30% stringers of specularite, potash feldspar and oxidized copper minerals.  A chip sample across the central 5 m of the zone assayed 3771 ppm Cu, 3562 ppm Zn and 9.3% Fe.

There are a number of other smaller vein type occurrences within the concession area which contain iron oxides and sometimes secondary copper minerals.  They do not have extensive strike lengths or alteration halos and are not significant other than that they are part of a large, very structurally controlled, mineralized system.  Whether this system will ever be economically significant will depend on whether a larger target area can be defined.

Exploration

After the recognition of the Alisitos Belt as a potentially major, new IOCG province, regional prospecting, property examination and sampling was begun by Cardero.  With the commencement of the Anglo Agreement in late 2001, an aggressive program of data acquisition, structural and satellite imagery interpretation, and regional geochemistry was continued by Anglo personnel and sub-contractors working under Anglo’s direction.  The Cartabon, Guayaquil, El Cuervito and Aguililla concessions were subsequently staked by Anglo and several properties were optioned from third parties.  These properties were integrated within certain existing concessions held by the Company and now constitute a single block of contiguous concessions known informally as the Main Alisitos Property Block.

Subsequently reconnaissance stream sediment sampling, prospecting, rock chip sampling and geological mapping at various scales was carried out by Anglo.  Near the end of 2003 a combined airborne magnetic and radiometric survey was completed by Anglo.

Drilling

No drilling has been completed by the Company or Anglo during the present exploration program.

Sampling Method and Approach

A total of 516 stream sediment samples were taken from within the boundaries of the Main Alisitos Block.  Sample sites were initially selected to provide a coverage of at least one sample per 5 square km, however, sample density was increased in areas that showed evidence of alteration and mineralization.  The samples were collected according to the procedures developed by Anglo for dry, desert terrains.  Composite samples from several gravel bars in a stream were screened and sieved to –60 mesh.  One kilogram of the fine material was sent to Acme Laboratories in Vancouver for additional screening and 53 element ICP-MS analysis.  Of the 53 elements only 16 metals are measured quantitatively.  These are Au, Ag, As, Bi, Cd, Co, Cu, Ga, Hg, Mo, Pb, Te, Tl, Zn, In and Re.  In many samples, values for Ag, As, Cu, Co, Pb and Zn are markedly anomalous compared to the average crustal abundance for these elements.  Values for the other elements tend  to distribute around the average crustal values, or are even depleted compared to average crust.  Copper and iron are clearly the most reliable pathfinders for IOCG mineralization in this area.

A total of 565 rock samples were collected from the Main Alisitos Block.  At this early stage, the objective was to locate as many mineralized areas as possible quickly and not conduct systematic sampling programs on individual occurrences.  If there were old workings on a mineralized structure, a representative sample was taken from the rock dump and the width and orientation of the structure determined by inspection.  This method was felt to give a better estimate of the grade, as surface outcroppings are usually very weathered and leached.  If dump material was not available, then a chip sample was cut across the surface outcrop (or part of the surface outcrop) using a rock pick, and the width and orientation of both the sample and the structure recorded.

Almost all the occurrences sampled are of IOCG type and contain elevated concentrations of Cu and Fe, with or without Au and Ag.

Sample Preparation, Analysis and Security

Geochemical quality control followed accepted Anglo protocols.  All samples were analysed by Acme Laboratories of Vancouver, Canada.  Rock samples were prepared at Acme’s Guadalajara Preparation Laboratory and pulps shipped to Vancouver for analysis.  Stream sediment samples were dry sieved in the field and shipped directly to Vancouver.

Geochemical quality control, outsourced to I. O. Digital Inc. of Australia, was assessed on a batch by batch basis and both standards and duplicate pairs were within accepted tolerance levels.

With regard to security this was considered by Dawson to be a well run, professional field operation managed by a fully integrated team of Anglo geologists who personally carried out the fieldwork.  Samples were monitored at all times.  Dawson has reviewed the entire field operation.

Data Verification

All data is digitized and compiled in the field as well as in the Anglo head office in Vancouver.  Analyses are checked against field notes to ensure that no unusual statistical variance is present.

Acme Laboratories also inserted their own quality control samples and carried out duplicate check analyses on a regular basis.

Sampling from this program compared well with reconnaissance sampling carried out during a previous regional program completed in 2000 and 2001.

Interpretation and Conclusions

Mapping and sampling of the Main Alisitos Property Block has delineated a large number of mineral occurrences which contain the alteration package, mineral suite, structural setting and geochemical signature identifying them as belonging to the IOCG family of mineral deposits.

The evaluation of many of these occurrences is ongoing since a large number of new discoveries have not yet been mapped and sampled in detail.  In addition numerous magnetic and radiometric anomalies must be ground truthed and integrated with the existing and accumulating data base.

Nevertheless, there are several properties where exploration to date has outlined very large mineralized systems and further detailed work including ground geophysics, trenching and drilling will be required to more fully evaluate them.

Exploration and Development

Pursuant to the Anglo Agreement, until such time as Anglo earns its interest in the Baja IOCG Project properties subject to that agreement, Anglo is responsible for planning, carrying out and funding all work on or with respect to the properties.  Anglo has advised that it is currently seeking the necessary permits to carry out an initial program of drilling on targets in the Main Alisitos Property Block, but has not indicated, as yet, when such permits are likely to be obtained or when such drilling may commence.

Pilitas Property, Baja IOCG Project, Mexico

Information in this AIF regarding the Pilitas Property is based on information provided by a technical report dated November 10, 2004 entitled “Report on the Pilitas Property, Baja California Norte, Mexico” (the “Pilitas Report”) prepared by Dawson.  Readers are encouraged to review the entire Pilitas Report which is filed on SEDAR at www.sedar.com.

Property Description and Location

The Pilitas Property is located in the northwestern portion of the state of Baja California, Mexico.  It is situated roughly 75 km south-southeast of the city of Ensenada and about 170 km southwest of Mexicali, the capital of the state of Baja California.  It is centered about geographic co-ordinates 3450000 North and 571000 East.

The property comprises an irregular, rectangular block averaging 18.5 km (NW-SE) by 4.5 km (SW-NE).  This 83.25 square kilometre (8,325 hectares) area is covered by one concession called Pilitas, Expediente Number 02/6765 registered with the Mexican Mining Agency office in Ensenada, B.C.N.  The concession is registered in the name of Anglo and, to the Company’s knowledge, all legal requirements have been fulfilled according to Mexican law.

Accessibility, Climate, Infrastructure and Physiography

The Pilitas Property is accessible by road from the cities of Ensenada, B.C.N. or San Diego, California, U.S.A.  They are respectively 110 and 220 km by paved and gravel roads from the main showing areas and driving times are 1.5 and 3 hours respectively.  The main Trans-Peninsular Highway leads south from Ensenada for about 120 km to the village of Punta Colonet.  From here a gravel road leads west and north to the south central part of the property.  Alternatively, roughly 25 km north of Punta Colonet, a gravel road leads west to the San Antonio Ranch and the west and central parts of the property.

The climate in most of Baja California Norte is described as being desert to semi-desert.  However, in the northwest part of the state, in the area of the Pilitas Property, the climate is described as dry, temperate mediterranean type.  This area is characterized by moderately hot temperatures in summer (averaging 25°C) and relatively cool temperatures in winter (November-April) which average 10°C.  The extremely hot temperatures of summer are moderated somewhat by proximity to the ocean.  Annual precipitation varies between 100-300 mm; however, this generally arrives in short violent storms, frequently producing flash floods.  Vegetation in this region consists of low deciduous bush growing mostly in arroyos; hills are mostly grass-covered with scattered bushes and cacti.

Infrastructure is relatively good since the city of Ensenada is roughly 1.5 hours by road to the north with the paved Trans-Peninsular Highway lying 4 to 8 km east of the property boundary.  Gravel roads provide easy access to most parts of the concession with the exception of the north-west.  Local short term accommodation is available in the town of San Vicente, located roughly 18 km north-northeast of the concession.

The property lies within the physiographic sub-province known as the Sierras de Baja California Norte which is the southern extension of the Sierra Nevada of the western U.S.  Topography within the immediate area of the property is moderate to gentle with elevations varying from just under 100 m to a maximum of 520 m above mean sea level.

History

There has been relatively minor mineral exploration history in the state of Baja California.  A number of small vein showings and placer occurrences were worked in an artisanal fashion in the 18th and 19th Centuries but serious modern exploration has been practically non-existent.

Early work by the C.R.M. noted a number of iron occurrences and in the early 1950’s, the C.R.M. and the United Nations completed a study on the potential for economic iron occurrences in the state.  Approximately 40 occurrences were located and it was noted that some had associated copper mineralization.

During 2003, Anglo carried out reconnaissance geological and geochemical surveys on the Pilitas Property as well as sampling and limited mapping of a number of old prospects found on the concession.

Regional Geological Setting and Mineral Deposit Type

The regional geological setting and mineral deposit type for the Pilitas Property are the same as for the Main Alisitos Property Block.

Property Geology and Mineralization

The geology of the Pilitas Property consists of two sections of dacitic volcanic rocks of the Alisitos Group that are intruded by and partly underlain by intermediate rocks of the Peninsular Ranges Batholith.

Alisitos Group

Cretaceous age Alisitos Group rocks consist of intermediate volcanics that underlie a large portion of the property.  True thickness of the Alisitos Group rocks on the property is in excess of 700 m.

Field names applied to extrusive rocks are rhyodacitic tuffs, breccias, and lava flows, with rare andesitic compositions.  Two fault bounded sequences were observed but relationships between these sequences are unclear.  The term rhyodacite was used as a field name because of the light tan colour of the lava flow groundmass, which may be siliceous.  No quartz phenocrysts were observed.

Volcaniclastic Sequence West of San Antonio del Mar Creek/Fault

Volcanic rocks west of San Antonio del Mar Creek consist primarily of a sequence of volcaniclastics,  with subordinate coherent beds.  Its basal unit is best exposed at Canon El Salado, where it is over 200 m thick and consists of resistant, light to medium gray weathering, cliff-forming, columnar jointed rhyodacitic pyroclastics (polymictic lapilli-tuff, tuff-breccia and ash-tuff) dominantly inter-bedded with rare rhyodacitic flows.

This thick unit is overlain by an approximately 40 m thick, distinctively rough-weathering polymictic lapilli-tuff to tuff-breccia unit that crops out along the southwestern flank of San Antonio del Mar Creek.

This is in turn overlain by a >200 m thick unit of recessive weathering, aphanitic rhyodacite that may include a re-sedimented volcanic component, and is inter-bedded with more resistant weathering lapilli-to ash-tuff, minor tuff-breccia, and rare feldspar-phyric rhyodacitic flows.  Lapilli-to ash tuff of this unit hosts the western El Regalo copper showing.

Another distinctively rough and more resistant weathering predominantly polymictic lapilli-tuff to tuff-breccia unit approximately 60 m thick is well exposed along the northern and southern parts of the cut trail west of San Antonio del Mar Creek.  It is overlain by an approximately 120 m thick recessive-weathering, plagioclase-phyric locally flow-banded unit, which grades upward into a recessive weathering, light green-gray, fine grained unit consisting of  aphanitic rhyodacite, minor epiclastic siltstone, interbedded with resistant-weathering lapilli-tuff.  This upper sequence hosts the southwestern-most copper showing which is unnamed and has not been excavated by prospectors.

Coherent Sequence East of San Antonio del Mar Creek/Fault

Rusty to yellow-brown weathering, interbedded volcaniclastic (lapilli to ash-tuff) and epiclastic (resedimented volcanic siltstone and fine sandstone) rocks form a >30 m thick basal sequence exposed east of San Antonio del Mar Creek.  Local clast-supported, polymictic breccia observed within this unit is interpreted as syn-volcanic fault breccia.

The epiclastic sequence grades into an approximately 60 m thick resistant, rough weathering, polymictic tuff-breccia to lapilli-tuff unit.  El Socorro showing is hosted at the base of this volcaniclastic unit.

A >140 m thick unit of pink-tan, smooth-rounded weathering, plagioclase-phyric, flow banded to massive, locally vesicular, coherent rhyodacite caps the sequence and is host to the copper showings on the east flank of San Antonio del Mar Creek.

Plutonic Rocks

Undeformed, medium gray, blocky weathering, medium-to fine-grained mesocratic quartz-diorite to quartz-monzonite of the Peninsular Ranges Suite intrudes the volcano-sedimentary sequence in the east-central portion of the Pilitas property.  The intrusive body underlies much of the central portion of the mapped area, between Santa Teresa and El Regalo showings.  Farther south, the volcano-sedimentary sequence which possibly overlies the plutonic rocks is thicker.

Structure

Alisitos Group and Peninsular Ranges Suite rocks lack regional foliation.  Regional scale ductile structures were not observed.  Layered rocks dip shallowly (8° to 25°) to the west.  Steeply-dipping north west trending joints are common throughout the property, and mimic structures controlling copper mineralization. East-west trending structures control massive magnetite mineralization in the southeastern (Santa Teresa showing) and north-central (El Porvenir showing) areas.

A north south trending fault defines the topographic low in San Antonio del Mar Creek.  This fault juxtaposes different volcano-sedimentary sections on either side of the creek, is offset by (pre-dates) west-northwest trending normal faults with downdrop to the north in the order of 2-10 metres, and appears to truncate (post-date) NNE-trending mineralized structures.  A similarly oriented structure approximately 2 km to the east cross-cuts east-west trending mineralization related to Santa Teresa showing.  This fault is interpreted to have normal down-to-east movement based on the presence of volcanic roof pendants in the eastern block (hangingwall).

Two lineaments identified from landsat imagery correspond to San Antonio del Mar Creek fault, and a possible  fault which occupies the valley west of the Santa Teresa showing.

Alteration

Generally, alteration assemblages can be separated into proximal (biotite, chlorite, and locally magnetite), intermediate (albite, silica, tourmaline), and distal (epidote, silica).

Intense aphanitic albite (?)-silica, abundant (<5-7%) very fine-grained disseminated hematite, and incipient to moderate kaolinization(?) of feldspar phenocrysts are the most widespread alteration packages surrounding the best exposed mineralized zones.  Disseminated magnetite is widespread and intense in the area surrounding Santa Teresa showing and in the northern-most portion of the map area.  Biotite and chlorite are more spatially restricted, commonly with biotite occurring within or very near mineralized zones, and chlorite extending a few tens of m beyond mineralized zones.  Veins containing stubby tourmaline crystals are common.  On the ridge to the west of El Socorro showing, tourmaline fills vesicles in coherent volcanic rocks.  Tourmaline forms rosettes in the alteration zone surrounding the Santa Teresa magnetite-hematite showing.  Epidote is spatially restricted, and does not show any apparent relationship to mineralization.

Mineral Occurrences

Ten small copper showings and numerous barren massive magnetite-hematite-quartz bodies were encountered on the Pilitas Property.

El Socorro, El Regalo (2 showings), Santa Teresa, La Delfina, and an unnamed showing northeast of El Regalo were explored by trenching and underground adits, most probably in the first half of the 20th Century.

With the exception of Santa Teresa, all well exposed showings consist of volcanic-hosted copper mineralization along north-northeast trending structural zones that are 1.5 to 3 m thick.  They lack massive hematite or magnetite in direct association with copper mineralization.  However, massive magnetite-hematite float and/or rubble-crop is commonly observed within 300 m of most showings.  The southern-most exposed section of western El Regalo showing consists of a 1 m thick massive calcite vein.

Santa Teresa showing consists of plutonic-hosted EW-trending massive magnetite-hematite with local copper mineralization.  A nearby narrow diorite dike may be related to mineralization.  The Santa Teresa magnetite-hematite body can be traced along a strike length of 700m, and in places its width exceeds 150m of semi-massive to disseminated mineralization.  It is truncated by a northwest-trending fault to the west, and is open to the east.  North-northeast trending copper mineralization at the plutonic-hosted La Delfina showing is located 300m to the east and along strike of the Santa Teresa trend.

Poorly exposed, in situ copper mineralization with nearby massive magnetite float and rubble-crop was encountered southwest of El Regalo west, northwest of El Socorro, and at El Porvenir.  They are assumed to be narrow north-northeast tending, structurally bounded zones.

Exploration

Reconnaissance prospecting, 1:10,000 scale geological mapping and rock chip sampling was completed on the Pilitas Property by Anglo.

Drilling

No drilling has been completed on the property.

Sampling Method and Approach

A total of 37 stream sediment samples were taken from within the Pilitas concession boundaries.  Sample sites were initially selected to provide a coverage of at least one sample per 5 square km, however, sample density was increased in areas that showed evidence of alteration and mineralization.  The samples were collected according to the procedures developed by Anglo for dry desert terrains.  Composite samples from several gravel bars in a stream were screened and sieved to –60 mesh.  One kilogram of the fine material was sent to Acme Laboratories in Vancouver for additional screening and 53 element ICP-MS analysis.  Of the 53 elements only 16 metals are measured quantitatively.  These are Au, Ag, As, Bi, Cd, Co, Cu, Ga, Hg, Mo, Pb, Te, Tl, Zn, In and Re.

Stream sediment samples draining known mineralized areas yielded strongly anomalous values in Ag, As, Bi, Cu, Hg, Mo, Pb and Zn.

Silt samples in the 87th percentile gold and copper drain the Santa Teresa area, the north-south trending massive magnetite body west of Santa Teresa and San Antonio del Mar Creek (El Regalo showings) area.

A total of 88 rock samples were collected from the Pilitas concession.  At this early stage, the objective was to locate as many mineralized areas as possible quickly and not conduct systematic sampling programs on individual occurrences.  If there were old workings on a mineralized structure, a representative sample was taken from the rock dump and the width and orientation of the structure determined by inspection.  This method was felt to give a better estimate of the grade, as surface outcroppings are usually very weathered and leached.  If dump material was not available, then a chip sample was cut across the surface outcrop (or part of the surface outcrop) using a rock pick, and the width and orientation of both the sample and the structure recorded.

Rock samples in the 87th percentile gold and copper were collected in El Socorro and San Antonio del Mar Creek areas.  Here, Ag, Mo, Zn and Co in rocks are also typically in the 87th percentile and Pb is typically in the 98th percentile.  Rock samples collected in the El Porvenir area yielded values beneath the 50th percentile for Cu and Au with the exception of one sample collected in a copper-mineralized pit which is in the 75th percentile for Au and Cu.

Sample Preparation, Analysis and Security

Geochemical quality control followed accepted Anglo protocols.

All samples were analysed by Acme Laboratories of Vancouver, Canada.  Rock samples were prepared at Acme’s Guadalajara Preparation Laboratory and pulps shipped to Vancouver for analysis.  Stream sediment samples were dry sieved in the field and shipped directly to Vancouver.

Geochemical quality control, outsourced to I.O. Digital Inc. of Australia, was assessed on a batch by batch basis and both standards and duplicate pairs were within accepted tolerance levels.

With regard to security, this was considered by Dawson to be a well run, professional field operation managed by a fully integrated team of Anglo staff geologists who personally carried out the fieldwork.  Samples were monitored at all times.  Dawson reviewed the entire field operation.

Data Verification

All data was digitized and compiled in the field as well as in the Anglo head office in Vancouver.  Analyses were checked against field notes to ensure that no unusual statistical variance was present.

Acme Laboratories also inserted their own quality control samples and carried out duplicate check analyses on a regular basis.

Sampling from the program reported in the Pilitas Report compared well with reconnaissance sampling carried out during a previous regional program completed in 2000 and 2001.

The author of the Pilitas Report was satisfied that the data are accurate and fairly represent the grades and extent of mineralization as currently known.

Interpretation and Conclusions

Mapping and sampling on the Pilitas Property has delineated a number of mineral occurrences primarily located in a north-northwesterly trending corridor adjacent to the northeast margin of the concession.  Most of these occurrences contain the minerals, alteration package and geochemical signature identifying them as belonging to the IOCG family of mineral deposits.

However, for the most part these occurrences are small and the alteration envelopes surrounding them are spotty and discontinuous.  Nevertheless, there is a regional aeromagnetic anomaly which overlaps and parallels these occurrences along the northeast margin of the property.

Exploration and Development

Pursuant to the Anglo Agreement, until such time as Anglo earns its interest in the Baja IOCG Project properties subject to that agreement, Anglo is responsible for planning, carrying out and funding all work on or with respect to the properties.  Anglo has advised that no subsequent work has been carried out and none is planned at this time.

Pampa de Pongo Property, Marcona IOCG Project, Peru

Information in this AIF regarding the Pampa de Pongo Property is based on information provided by a technical report dated March 22, 2005 entitled “Geological Report on the Pampa de Pongo Property, Department of Arequipa, Caraveli Province, Peru” (the “Pampa de Pongo Report”) prepared by G.D. Belik, P.Geo. (“Belik”), a “qualified person” under NI 43-101.  Readers are encouraged to review the entire Pampa de Pongo Report which is filed on SEDAR at www.sedar.com.

Property Location and Description

The property is located in the southern coastal region of Peru about 50 km south of the city of Nazca and approximately 400 km southeast of Lima.  The geographic centre of the property is located at 74° 50” W longitude, 15° 23” S latitude.  The property is located in the province of Caraveli in the governing jurisdiction of Arequipa.

The property consists of 8 adjoining claims that form a block 15 km long and up to 6 km wide.  The property comprises an area of 90 km2.  The particulars of the claims are as follows:

Claim Name	Anniversary	Code	Hectares
Retozo 50	07-Dec-05	01-03279	1000
Retozo 85	20-April-05	01-02245	1000
Retozo 86	20-April-05	01-02246	1000
Retozo 90	20-April-05	01-02250	1000
Retozo 91	20-April-05	01-02251	1000
Retozo 92	20-April-05	01-02252	1000
Retozo 101	20-April-05	01-02261	1000
Retozo 102	20-April-05	01-02262	1000
		Total	8000

Rio Tinto is the recorded owner of the claims.

Accessibility, Climate, Infrastructure and Physiography

The property is located close to the Pan American Highway and is readily accessible by a series of secondary roads that lead from the highway to the abandoned Acari mine site, which is located just east of the property.  All parts of the property are easy to reach either along the existing network of secondary roads or by short travel by 4x4 or on foot off existing roads.

The closest major community is the town of Nazca (population 20,000), which is located about 50 km north of the property.  Nazca is a major tourist centre with most amenities and services and is located on the Pan American Highway about a 5-hour drive south of Lima.  A large deep-water port facility is located at Puerto San Nicolas, 40 km northwest of the property.

The region is a dry desert environment with very minor rainfall.  The summer season can be very hot but there is often a moderating effect from the coast with an inflow of cool moist air in the morning and late in the day.  Vegetation is very sparse.  Flat basinal areas are virtually devoid of vegetation.  Surrounding hills contain sparse grasses and scattered small cacti.  May to September is generally cool with fog developing along the coast during most of the day.  Afternoons throughout the year typically are windy with drifting sand and dust storms.

Topographic relief over the claim area is quite modest.  Most of the claim area is covered by flat sand-covered “pampas” interspersed with small hills and ridges. Total relief is in the order of 150 m.

History

Rio Tinto discovered the Pampa de Pongo property in 1994 while drill testing a large magnetic anomaly identified by an airborne magnetic-radiometric survey.  It was a blind target, totally concealed by a thick layer of aeolian sand.   The airborne survey was part of a regional exploration program designed to identify prospective IOCG targets in the district.  Follow-up drilling by Rio Tinto in 1995 and 1996 identified widespread magnetite mineralization hosted in sediments and volcanics of Lower Paleozoic and Mesozoic age. Mineralization occurs in a northwest-trending structural corridor that is approximately one kilometre in width and in excess of six kilometres long. Results of the Rio Tinto work at Pampa de Pongo are discussed in a technical paper on the Marcona IOCG district by Rio Tinto staff geologists and researchers from Queen’s University, published in 2002 (Porter, T.M. (Ed), 2002 - Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, volume 2).

Exploration work carried out by Rio Tinto included:

•

9 Diamond drill holes (Total 4883.6m, maximum depth 800.4m)

•

6 RC drill holes (Total 1401m, maximum depth 253m)

•

200m line spaced Heli-Magnetic and Radiometric Survey

•

3277 Gravity stations (lines 100-200m apart and 25m station intervals)

•

1227 Rock-chip samples

•

An Enzyme leach soil sampling program

•

Dipole-dipole IP

o

7 lines with 100m spacing for 29.3km

o

3 lines with 200m spacing for 12.8km

•

Geological mapping

•

Metallurgical and mineralogical studies

Preliminary metallurgical test work carried out by Rio Tinto indicated that a simple low intensity magnetic separation could produce a saleable concentrate grading 66 to 69% iron.

Geological Setting

The oldest rocks exposed in the Marcona district are Precambrian in age and part of the Coastal Basal Complex, consisting of gneisses, K-rich granites and migmatites that underlie the western and southern parts of the Marcona area.  In the Mina Justa – Marcona Mine area, this basement metamorphic complex is overlain by carbonates and pelitic sediments of the Lower Paleozoic Marcona Formation and marine andesitic to basaltic volcanics (and associated, hypabyssal intrusives), volcaniclastics and sediments of the Middle to Upper Jurassic Rio Grande Formation and Bella Union Volcanics.  Small remnants of the Upper Jurassic Jahuay Formation (mixed volcanics and sediments) and Lower Cretaceous Jauca Formation (sediments) cap the Jurassic succession.

Major intrusives include the San Nicolas Batholith, which predates the Jurassic sequence and underlies a large tract south and west of the Marcona mine area and the more extensive Lower Cretaceous Coastal Batholith, which underlies large areas east of Pampa de Pongo but does not occur in the Mina Justa – Marcona mine area.  Abundant intra-mineral and post-mineral andesitic dykes, sills and small stocks referred to as “ocoite” are intimately associated with the main deposits in the Marcona district and are inferred by Rio Tinto and others to signify long-lived thermal activity associated with high heat flow and transfer of hydrothermal fluids centered over magmatic sources at depth.  The ocoite is generally coarsely porphyritic and contains abundant large plagioclase phenocrysts, commonly with reaction rims recording multiple magmatic dissolution/overgrowth events.

There are three principal fault systems with related fracturing that have controlled mineralization in the Marcona district.  East-west normal faults referred to as the Pista fault system generally dip to the north and were active before and after mineralization.  The Repiticion faults strike northeast and dip 40 to 60 degrees to the southeast, often paralleling stratigraphy. The Huaca faults have a subvertical to steep northeasterly dip and strike northwest, parallel to the main regional fabric and are sites of repeated activation since the Early Mesozoic; the ocoite porphyries are generally aligned parallel to this trend.  The bigger deposits appear to be associated with the interplay/intersection of Huaca faults with northeast-trending Repiticion faults.  A flat-lying listric fault zone, with steep hanging-wall splays, that is thought to be part of the Repiticion fault set, hosts most of the mineralization at Mina Justa.

Most of the mineralization at the Marcona mine is hosted by carbonates of the Marcona Formation.  At Pampa de Pongo, the principal host rocks are volcanics, dolomites and fine-grained sediments of the Jurassic Jahuay Formation.

Deposit Type

The mineral deposits and showings located in the Marcona district have many of the defining characteristics of the IOCG class of deposits.  Salient features include:

1.

Iron oxides (hematite and magnetite or martite after magnetite) are the principal ore-forming minerals.

2.

The main ore forming process is iron metasomatism by direct precipitation in veins or by insitu replacement.

3.

Deposits formed in a shallow crustal environment.

4.

Deposits occur as both concordant and discordant bodies.

5.

There is evidence of strong structural control in both concordant and discordant mineral occurrences.

6.

There is extensive development of secondary actinolite and evidence of potassic and sodic metasomatism as manifested by the presence of K-spar, biotite, scapolite and albite.

7.

Mineralization occurs in a number of structural settings in a variety of host rocks.

8.

There is a general geochemical association with Mo, Cu, B, F, P, As, Co, Au, Ag and rare earth elements.

Mineralization

The deposits at Pampa de Pongo consist of mainly semimassive to massive magnetite replacement zones with 1 to 10% sulphide (pyrite-pyrrhotite-chalcopyrite ± minor marcasite, bornite, arsenopyrite, sphalerite and galena) and minor specular hematite. Rio Tinto reportedly identified valleriite in some of the samples. The deposits contain a high MgO content associated with serpentine, talc and magnesite.  The principal phosphate mineral is apatite.

The deposits are semi-concordant and appear to have been controlled by a number of factors including host rock lithologies, primary porosity and secondary porosity related to fracturing and brecciation.   Alteration minerals include serpentine, talc, epidote, chlorite, magnesite, dolomite, calcite, actinolite, albite, tourmaline, garnet, phlogopite, biotite, sericite and K-spar.  Several phases of alteration-mineralization are apparent which include:

1.

An early sodic alteration (albitization) associated with an outer propylitic halo.

2.

Fracturing-brecciation with initial strong magnesium metasomatism (serpentine, talc, magnesite alteration) progressing to iron-magnesium metasomatism with the precipitation of fine-grained magnetite ± sulphides (pyrite-pyrrhotite).

3.

Later phase of coarse magnetite (replacement zones and veins) with sulphide (pyrite-pyrrhotite-chalcopyrite) ± actinolite.

4.

Late calcite-magnetite-sulphide (pyrite-chalcopyrite ± pyrrhotite) phase. Commonly as lenses/veins with a calcite cores and massive magnetite margins.

The central parts of the zones typically are intensely altered and recrystallized.  Primary textures generally are not recognizable except in less intensely altered sections where the fracture-controlled nature of the mineralization is often evident.  Pseudobreccias locally are developed and consist of partly preserved insitu fragments and small blocks of host rock in an altered-mineralized matrix.  Tectonic and hydrothermal breccias are present in a number of sections in both the Central and South Zones indicating a strong fault control on the geneses of the deposits.

The Central Zone consists of a deep, flat-lying, semimassive to massive replacement lens up to 370 m thick and about 1000 m across. Mineralization appears to be quite consistent, averaging about 62% magnetite with sections of +80% magnetite.  Dykes are a minor component of the deposit but a thick section of hypabyssal porphyry sills and dykes (ocoite) occurs along the top of the deposit along section A-A’.  The base of the sill complex is strongly fractured, sheared and brecciated and contains up to 40% magnetite in veins, replacement lenses and breccias.

The South Zone consists of semimassive to massive magnetite-sulphide within a horizon that has a thickness of up to 120 m and has been traced over a distance of about 1,200 m (Section C-C’). The top part of the deposit has been eroded and is covered by a thick section of Quaternary to Recent sand and gravel.  The base of the deposit appears to be conformable with bedding, which along Section C-C’ has an apparent dip of about 25º east.

The western edge of the South Zone is down-dropped about 125 m along a northeasterly-trending fault.  There is good evidence of a second fault between holes 9 and 13, which may have been the main conduit for the mineralizing fluids.  Hole 13, which is located just east of the inferred fault, intersected hanging-wall stratigraphy well below the projected extension of the mineralized horizon indicating a major down-drop in this area.   The bottom part of hole 13 intersected a broad interval of strong albite-Kspar alteration with abundant pyrite, which could be halo-type mineralization adjacent to the fault.  Similar alteration occurs in the footwall section immediately below the mineralization in the bottom parts of holes 8, 9 and 19.

A magnetic inversion model of the South Zone outlined two anomalies: a small one associated with the down-dropped block to the west and a larger one associated with the main mineralized section to the east.  The inversion model indicates that both magnetic anomalies plunge about 65º to the northeast. Holes 7, 8, 9 and 10 were drilled close to the southern edge of the anomalies   To test the down-plunge direction of the main anomaly, hole DDH04-19 was set up close to hole 8 and drilled -75º NE (elected not to go flatter due to thick sand cover and increased probability of encountering problems due to caving).  The hole intersected 187.6 m of magnetite mineralization compared to 109.0 m in hole 8.  The bedding angle in the core was about the same in both holes (≈ 30º) indicating that there is indeed an apparent thickening of mineralization to the northeast that correlates well with the magnetic model.

Exploration

Exploration work by the Company in 2004-2005 included surface mapping, an electromagnetic survey (TEM), detailed high-resolution ground magnetic surveys (117 line-km), magnetic data processing (3D inversion modeling) and diamond drilling (4,596.6 m in 14 holes).  Quantec Geoscience Ltd. (“Quantec”) completed the TEM survey, magnetic surveys and magnetic data processing and provided reports discussing the results of the work. Results of the surface mapping have been incorporated with the work of Rio Tinto.

The Initial TEM survey, consisting of ten lines totalling 30 line-km, was completed in March 2004.  The survey provided initial coverage over three main airborne magnetic anomalies identified by Rio Tinto.  Two significant conductors were identified, one along the northeastern edge of the central mag anomaly (Central Zone) and one along the northeast edge of the southern mag anomaly (South Zone).  Five infill lines were completed in these areas to provide more detail and close off the anomalies.  Both anomalies have a strike length of about 1.0 km and dip moderately to the northeast, parallel to the regional stratigraphy.  Conductivity values in both areas are in the range of 3 to 6 ohm-m. Both are concealed by overburden.

Detailed high-sensitivity ground magnetic surveys were completed over the Central and South Zones by Quantec between October 5-25, which was followed by data processing.  3D modeling of the magnetic data proved to be very instructive.  A large pear-shaped highly magnetic zone was outlined in the Central Zone that correlates very well with the drill results (refer to Sections A-A’ and B-B’).  At its widest part the anomaly is 1.0 to 1.2 km in diameter and extends locally to a depth of more than 1.0 km. The upper part of the anomaly correlates well with an upper shell of magnetite vein-stockwork/breccia mineralization intersected in holes 1 and 21.  The deeper, larger and stronger part of the anomaly correlates well with the main massive magnetite mineralization intersected at depth (holes 1, 2, 3, 20A and 21).

3D magnetic modeling of the South Zone, as previously noted, outlined two magnetic bodies that correlate well with the main replacement lens and a faulted-off western segment.  Both anomalies have an apparent 65º northeasterly plunge.  The down-plunge direction in the main anomaly was tested by hole 19, which confirmed a thickening of the mineralization in this direction.

Drilling

The drill program was contacted to Geotec Ltd. (“Geotec”), headquartered in Lima, Peru.  A truck-mounted hydraulic drill rig with number of support vehicles were utilized.  HQ equipment was used at the start of each hole and switch to NQ where the depth of the hole exceeded 400 m (about a 400 m limit for HQ with the drill used).  Drilling commenced on July 22, 2004 and was completed on February 10, 2005.  The particulars of the holes are as follows:

Hole No.	Easting*	Northing*	Elev(Approx)	Dip	Azimuth	Depth( m)
DDH04-10	519499	8298000	395	-90º		281.00
DDH04-11	519600	8297500	370	-90º		118.55
DDH04-12	519725	8296950	345	-90º		136.05
DDH04-13	520445	8297425	361	-90º		677.30
DDH04-14	516750	8302100	437	-90º		206.00
DDH04-15	515750	8305450	463	-90º		236.15
DDH04-16	515354	8304778	556	-60º	088º	192.00
DDH04-17	519989	8297276	352	-72º	250º	151.00
DDH04-18	520275	8297500	363	-90º		73.00
DDH04-19	519813	8297642	371	-75º	045º	425.85
DDH04-20	517400	8301400	435	-90		269.40
DDH04-20A	517416	8301400	435	-90		660.50
DDH04-21	517450	8301655	437	-90		784.80
KA04-1	526626	8301309	572	-90		385.00
					Total	4596.60

*WGS 84 datum            Borehole numeric sequence continues from previous Rio Tinto core holes.

During the drill program the crew stayed at Lomas, a small community located on the coast about a 30-minute drive from the property.  The drill operated 24 hours per day in two 12-hour shifts, each consisting of one driller and three helpers.  Drill core was trucked back to Lomas at the end of each shift where it was stored at a secure site for future logging and sampling.

The initial part of the drilling was directed towards evaluating the copper-gold potential peripheral to the main iron deposits (analogous to the setting of the Mina Justa copper deposit which occurs adjacent to Marcona).  The later portion of the drilling was designed to evaluate and refine the iron resource potential in the Central and South deposits using the results of the 3D magnetic modeling.

Holes DDH04-20A and 21 tested the central part of the Central Zone 3D inversion magnetic model. Hole 20A, drilled slightly south of the centre of anomaly, intersected a continuous interval of semimassive to massive magnetite mineralization starting at a depth of 314.75 m and continuing to a depth of 626.0 m (total intercept 311.25 m). A 102 m interval above this zone contains variably sheared hypabyssal intrusive (ocoite) with veins of massive magnetite ± sulphide.

Hole 21 is located 255 m north of hole 20 and 84 m east of Rio Tinto hole PPD 001. The hole intersected massive magnetite-calcite between 53.15-77.3 m, coarse breccia (volcanic clasts with a magnetite-sulphide-calcite matrix) between 77.3-167.0 m and a mixture of hypabyssal intrusive (ocoite), mineralized hydrothermal breccias and semimassive to massive magnetite between 167.0-482.8 m.  Starting at a depth of 482.8 m the hole intersected a continuous interval of semimassive-massive magnetite that continued to a depth of 784.8 m (bottom of the hole).  Assays received from the bottom interval (continuous 302 m section) returned a weight average of 51.6% iron (73.8% Fe2O3).

Sampling Method and Approach

Drill core was logged and split at a secure gated site in Lomas.  The core was first washed and then measured, logged and photographed.  Sample intervals were marked off on the core and along the edges of the core boxes using an indelible-ink, felt-tipped pen.  After sample intervals had been assigned, the core was split in half longitudinally with a rock saw supplied by Geotec.  Care was taken to clean the saws between samples.  After splitting, one half of the sample was placed in a plastic sample bag along with a numbered sample tag and then the sample bag was zip-locked with a machine. The other half of the sample was returned to the core box for future reference.  Although the sample interval varied in some sections due to geological dictates, a sample interval of 2.0 m generally was maintained throughout the hole where visible alteration or mineralization was evident.

In total, 928 core samples were submitted for gold and multi-element ICP analyses.

Sample Preparation, Analysis and Security

Care was taken to ensure the integrity and security of each sample.  All samples were packed in large fibreglass rice sacks (about 4 samples per sack) that were taped shut and “locked” with individually numbered metal security tags.  The contents of each sack along with the corresponding security tag number were recorded for future reference.

Samples were driven by truck directly to the ALS Chemex lab in Lima.  The Lima lab handled the sample preparation and gold analyses. Pulps were shipped to the ALS Chemex lab in Vancouver, B.C. for the multi-element ICP analyses.

ALS Chemex laboratories have a quality assurance program that operates according to the International Standards Organization (ISO) guidelines.  Each laboratory employs a comprehensive quality control program covering both sample preparation and analysis with regular internal audits undertaken to ensure compliance with documentation procedures required by the ISO.

Gold analyses were determined by Fire Assay with an AA (atomic absorption spectrometry) finish from a 50 g sample.  For the ICP work, two types of analyses were performed.  For most of the mineralization the ME-ICP81 procedure was used which provided results for the major oxides plus Fe, Cu, Co, As, Ni, Cr, S, Zn, Pb, S, TiO2 and P2O5.  For this procedure a prepared sample is added to sodium peroxide flux, mixed well and then fused in a 650ºC furnace; the resulting melt is cooled and then dissolved in 250 ml of 10% hydrochloric acid and then analyzed by inductively coupled plasma (ICP) – atomic emission spectrometry (AES) and the results are corrected for spectral inter-element interferences.  For low-grade or weakly mineralized holes, a standard 34-element package (ME-ICP41) was used;  this analytical procedure uses aqua-regia acid digestion with an IPC-AES determination.

Laboratory standards are run routinely by ALS Chemex to ensure quality control and lack of contamination.

Data Verification

All of the assay data was checked against field notes and drill logs to ensure that there were no unusual inconsistencies between the reported results and field observations.

In addition, 18 sections of core were resplit (i.e. quartered the core) as a general check of the sampling procedure and for comparison with the ALS Chemex earlier results. The samples were submitted separately at the end of the drill program.  Resplits included both mineralized and weakly mineralized sections of core.

Overall Belik was satisfied that Fe and Cu values are fairly represented with possibly a slight underreporting of values.

There is an apparent close association between copper and gold in the Pampa de Pongo deposits. Gold probably occurs as relatively coarse inclusions in chalcopyrite (the main Cu mineral). The apparent coarse nature of the gold results in a significant nugget effect when a standard sample size and standard geochemical fire assay technique are used.  Possibly the best way to overcome this nugget effect is to use a large sample with a hot cyanide extraction and an ICP finish.

Interpretation and Conclusions

Exploration work to date has established that the Pampa de Pongo property contains a significant deposit of Fe ± Cu-Au mineralization.  Mineralization occurs as large, semimassive to massive replacement zones hosted by sedimentary and volcanic units of the Upper Jurassic Jahuay Formation.  The deposits belong to IOCG family of deposits (Olympic Dam Model) with strong similarities to the iron deposits at Marcona.

Exploration and Development

A preliminary scoping-type study is currently being undertaken that will assess underground mining costs, processing, shipping, infrastructure and other relevant factors to determine if economic extraction is feasible using the current resource estimate.  Further work on the project would be contingent upon the results of this preliminary economic study.

ITEM 5: DIVIDENDS

There are no restrictions which prevent the Company from paying dividends.  The Company has not paid any dividends in the last three fiscal years.  The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

General

The Company is authorized to issue an unlimited number of Common Shares, of which 41,084,739 were issued at April 25, 2005.  The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The Common Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

ITEM 7: MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSXV under the symbol “CDU”, on the American Stock Exchange under the symbol “CDY”, and on the Frankfurt Stock Exchange under the symbol “CR5”.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Common Shares on the TSXV during the 12 months of the most recently completed financial year and the six months since the most recent financial year end, as well as the volume of shares traded for each month:

Month	High ($)	Low ($)	Volume
April 1 to 25, 2005	3.86	3.20	1,138,084
March, 2005	3.86	3.45	1,776,888
February, 2005	4.00	2.96	2,014,044
January, 2005	3.55	2.80	1,109,681
December, 2004	3.58	2.92	1,016,837
November, 2004	3.75	2.60	1,485,904
October, 2004	4.00	3.25	1,279,244
September, 2004	3.85	2.87	863,040
August, 2004	3.25	2.28	1,195,987
July, 2004	2.78	2.19	800,163
June, 2004	2.99	2.27	1,534,263
May, 2004	3.30	1.84	3,092,258
April, 2004	4.10	2.60	2,672,488
March, 2004	4.11	3.00	3,250,826
February, 2004	3.24	2.30	1,318,210
January, 2004	2.95	2.09	1,923,843
December, 2003	3.48	2.26	1,912,115
November, 2003	2.95	1.95	2,595,828

ITEM 8: ESCROWED SECURITIES

There are no securities of the Company subject to escrow.

ITEM 9: DIRECTORS AND OFFICERS

The names, positions or offices held with the Company,  province/state and country of residence, and principal occupation of the directors and officers of the Company are as follows:

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as an Officer or Director(2)
Hendrik van Alphen President, Chief Executive Officer and Director British Columbia, Canada	President of Cardero, 1999 to present; Vice President, Corriente Resources Inc. 1994 to 2001 (public mineral exploration company).	Director since April 19, 1999 President since April 10, 2000 CEO since May 14, 2001
Anthony D. Frizelle, (3)(4) Director London, England	Managing Director of Resource Management and Finance Co. Ltd., 1995 to present.	Since April 14, 2004
Leonard Harris(3)(4) Director Colorado, USA	Independent consultant to the mining industry, 1992 to present.	Since February 25, 2000
Lawrence W. Talbot (3)(4) Director British Columbia, Canada	Barrister and Solicitor; Partner, Gowling Lafleur Henderson LLP (law firm) since April 2000; Partner, Montpellier McKeen Varabioff Talbot & Giuffre (law firm) from July 1996 to April 2000.	Since April 17, 2003
Kenneth M. Carter Director British Columbia, Canada

Professional Geoscientist; President of Leicester Diamond Mines Ltd., 1993 to 2004 (public mineral exploration company); Director of Ascot Resources Ltd., 1993 to present (public mineral exploration company); Director, Hyder Gold Inc., 1993 to present (public mineral exploration company); Director, Allyn Resources Inc., 2003 to present (public mineral exploration company); Director, Majestic Gold Corp., 1996 to 2001 (public mineral exploration company).

Since April 10, 2000
G. Ross McDonald Chief Financial Officer British Columbia, Canada	Chartered Accountant, 1994 to present.	Since April 14, 2004
Mark D. Cruise, Ph.D, B.A. Vice-President, Exploration British Columbia, Canada	Vice-President, Exploration of Cardero, 2004 to present; Senior Geologist Copper/Zinc, Anglo American plc, 1996 to 2004.	Since November 16, 2004
Marla K. Ritchie Corporate Secretary British Columbia, Canada

Corporate Administrator; Corporate Secretary, Cardero, May 2001 to present; from February 1992 to November 2003, Secretary/Administrator to several public natural resource companies, including Ascot Resources Ltd., Brett Resources Ltd., Golden Band Resources Inc., Hyder Gold Inc., Leicester Diamond Mines Ltd. and Solomon Resources Limited

Since May 14, 2001

Notes:

(1)

The information as to place of residence and principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective directors individually.

(2)

All directorships expire at the next Annual General Meeting of the shareholders of the Issuer.  All officers hold office at the pleasure of the Board.

(3)

Denotes member of the Audit Committee.

(4)

Denotes member of the Compensation Committee.

The Issuer does not currently have any committees other than the Audit Committee and the Compensation Committee.

As at the date of this AIF, the Issuer’s directors and senior officers, as a group, beneficially hold a total of 1,248,650 Common Shares, directly or indirectly, representing 3.03% of the 41,084,739 issued Common Shares.  The Issuer’s directors and senior officers, as a group, also hold the following incentive stock options to purchase up to the following numbers of Common Shares until the dates shown:

•

100,000 Common Shares exercisable at $1.90 per Common Share until October 24, 2005

•

775,000 Common Shares exercisable at $2.50 per Common Share until June 11, 2006

•

350,000 Common Shares exercisable at $3.25 per Common Share until April 16, 2006

•

232,500 Common Shares exercisable at $2.35 per Common Share until January 27, 2006

•

200,000 Common Shares exercisable at $3.25 per Common Share until November 16, 2006

Kenneth M. Carter, director, and John A. Toffan, former director, of Cardero, are directors and officers of Ascot Resources Ltd. (“Ascot”), a B.C. company whose common shares trade on the TSXV.  As at the date of this AIF, Ascot holds 5,382,133 Common Shares, representing 13.11% of the currently issued Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or person holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the past ten years before the date of this AIF has been, a director or officer of any other issuer that, while such person was acting in that capacity:

1.

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

2.

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or person holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer has:

1.

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

2.

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or person holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any of such persons, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain directors and officers of the Issuer are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development.  To the extent that such other companies may participate in or be affected by ventures involving the Issuer, these directors and officers of the Issuer may have conflicting interests in negotiating, settling and approving the terms of such ventures.  Conflicts of interest affecting the directors and officers of the Issuer will be governed by the Business Corporations Act  (British Columbia) and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Issuer, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises.

ITEM 10: AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor.  Such disclosure can be found in the Information Circular and is incorporated herein by reference.

ITEM 11: PROMOTERS

Cardero does not presently have, and has not within the last three completed fiscal years had, any promoters.

ITEM 12: LEGAL PROCEEDINGS

On May 20, 2004, Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against Cardero and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between Cardero and Minera by which Cardero acquired six mineral concessions in Baja California State, Mexico from Minera and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

Cardero has filed a Statement of Defence in which it denies any liability.  As well, Cardero has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, Cardero is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed.  Discovery of documents of all parties is at or near completion, and the discovery process has begun.  A trial of 20 days commencing March 13, 2006 has been set.

Cardero is not currently in a position to quantify the potential exposure to Cardero or the potential recovery that may be had pursuant to Cardero’s counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against Cardero would be affected by results of work on the subject mineral properties between now and trial.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS

Since November 1, 2001, no Director or executive of the Company, nor any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Common Shares, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction that has materially affected, or will materially affect, the Company.

ITEM 14: TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Pacific Corporate Trust Company.  Transfers may be effected and the registration facility is maintained at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

ITEM 15: MATERIAL CONTRACTS

Other than in the ordinary course of the Company’s business, there are no material contracts that have been entered into by the Company since the beginning of the Company’s most recently completed financial year and that are still in effect.

ITEM 16: NAMES AND INTERESTS OF EXPERTS

Smythe Ratcliffe, Chartered Accountants, provided an auditor’s report dated March 14, 2005 in respect of Cardero’s financial statements for the years ended October 31, 2004 and 2003.

James M. Dawson, P.Eng., a “qualified person” for the purposes of NI 43-101, is the author responsible for the preparation of two technical reports, one titled “Report on the Pilitas Property, Baja California Norte, Mexico” and dated November 10, 2004, the other titled “Report on the Main Alisitos Property Block, Baja California Norte, Mexico” and dated November 18, 2004.  Mr. Dawson holds less than 1% of the outstanding Common Shares.

Gary D. Belik, P.Geo., a “qualified person” for the purposes of NI 43-101, is the author responsible for the preparation of the technical report titled “Geological Report on the Pampa de Pongo Property, Department of Arequipa, Caraveli Province, Peru” and dated March 22, 2005.  Mr. Belik holds less than 1% of the outstanding Common Shares and incentive stock options to acquire up to an additional 180,000 Common Shares.

ITEM 17: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cardero’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular.  Additional financial information is available in Cardero’s comparative audited consolidated financial statements together with the auditor’s report thereon for its most recently completed fiscal year ended October 31, 2004.

A copy of this AIF, the Information Circular and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of Cardero.  A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.  Other information regarding the Company may also be found on the SEDAR website.